


04009724







2003 ANNUAL REPORT



P&O Cruises

P&O Cruises is the largest cruise operator in the UK and the best-known cruise brand. The four ship fleet consists of Aurora, Oriana, Adonia, and Oceana. P&O Cruises offers cruises to the Mediterranean, the Baltic, the Norwegian Fjords, the Caribbean, the Atlantic Islands and around the world voyages.

www.pocruises.com


CUNARD

Cunard Line offers the only regular transatlantic crossing service aboard the world famous ocean liner, Queen Mary 2. Her equally famous sister, Queen Elizabeth 2, sails on unique itineraries worldwide serving both U.S. and UK guests. The 1,968-passenger Queen Victoria, currently under construction, will round out the fleet of three Queens when she joins in the spring of 2005. Caronia will offer cruises from the UK until November 2004 when she leaves the fleet in preparation for the arrival of Queen Victoria.

www.cunard.com


SWAN
HELLENIC

Swan Hellenic operates a program of discovery cruises, targeted particularly to the UK. Itineraries include the Mediterranean, North America, South America, the Caribbean, the Indian Ocean and the Far East.

www.swanhellenic.com


ocean
VILLAGE

Ocean Village is a new cruise brand in the UK which has been established to provide informal, contemporary, and affordable holidays at sea for younger people. Its cruise product emphasizes informality, health, and well-being. Ocean Village cruises in the Mediterranean in the summer and the Caribbean in the winter.

www.oceanvillageholidays.co.uk


DAS CLUBSCHIFF

AIDA is the best-known cruise brand in the fast growing German cruise industry. With its four club ships, AIDAcara, AIDAaura, AIDAblu, and AIDAvita, AIDA offers cruises to the Mediterranean, the Baltic, the Norwegian Fjords, Canary Islands, and the Caribbean.

www.aida.de


P&O
CRUISES
AUSTRALIA

P&O Cruises Australia is a cruise brand that caters to Australians. Its contemporary product, Pacific Sky, will be joined by Pacific Sun in late 2004, offering 7 to 14 night cruises to New Caledonia, Vanuatu and Fiji from the home ports of Sydney, Brisbane and Auckland.

www.pocruises.com.au



Carnival Cruise Lines is the most popular and most profitable cruise line in the world. The leader in the contemporary cruise sector, Carnival operates 20 ships, including its newest ship, the Carnival Miracle. The line currently has two new ships scheduled for delivery during the next two years at an estimated cost of $1 billion. Carnival ships cruise to destinations in the Bahamas, Canada, the Caribbean, the Mexican Riviera, New England, the Panama Canal, Alaska, and Hawaii, with most cruises ranging from 3 to 7 days.

www.carnival.com



Princess Cruises operates a fleet of eleven ships deployed around the globe calling at more than 200 ports worldwide. Princess is the only premium cruise line that offers a resort-like experience with flexible dining and entertainment options. Princess is also known for its contemporary, luxurious and innovative fleet of modern ships. Princess has three ships on order to be delivered in 2004 and a fourth in 2006 at an estimated cost of $2 billion. Most cruises range from 7 to 14 days in length, with some up to 30 days. Destinations include Alaska, the Caribbean, Europe, the Panama Canal, the Mexican Riviera, the South Pacific, South America, Hawaii, Asia, and Canada/New England.

www.princesscruises.com



Holland America Line is a leader in the premium cruise sector. Holland America operates a five-star fleet of 12 ships, including its newest ship, the Oosterdam. The line currently has two new ships scheduled for delivery during the next two years at an estimated cost of $800 million. Holland America Line visits 280 ports in its primary destinations which include Alaska, the Caribbean, the Panama Canal, Mexico, South America, Hawaii, Canada, New England and Europe.

www.hollandamerica.com



Seabourn Cruise Line epitomizes luxury cruising aboard each of its three intimate all suite ships. The Yachts of Seabourn are lavishly appointed with virtually one staff member for every guest, which assures superlative award-winning service as they sail to destinations around the world.

www.seabourn.com



Windstar Cruises is the luxury destination of choice for pure romance under sail. The line's three sleek sailing yachts offer its 148–308 privileged guests all ocean view staterooms, pampering 5-star service, an eclectic selection of cuisine created by celebrity chef Joachim Splichal, and a water sports program. Windstar Cruises sails to exotic and intriguing worldwide destinations including Europe, the Caribbean, Central America and the South Pacific.

www.windstarcruises.com



Costa Cruises is Europe's leading cruise line. Headquartered in Italy, Costa offers guests on its ten ships a multi-ethnic, multi-cultural and multi-lingual ambiance. The line currently has two new ships slated to enter service during the next two years at an estimated cost of $1.1 billion. Costa ships, including its newest, the popular Costa Fortuna, sail to destinations in Europe, South America, and the Caribbean.

www.costacruises.com









The Power of Our Global Brands

Carnival Corporation & plc

Highlights

(in millions, except per share amounts and other operating data)	**Pro Forma 2003**[a]	**2003**	2002	2001
Revenues	**$ 7,596**	**$ 6,718**	$ 4,383	$ 4,549
Net Income	**$ 1,210**	**$ 1,194**	$ 1,016	$ 926
Earnings Per Share	**$ 1.51**	**$ 1.66**	$ 1.73	$ 1.58
Dividends Per Share	**$ 0.44**	**$ 0.44**	$ 0.42	$ 0.42
Total Assets[b]	**$24,491**	**$24,491**	$12,335	$11,564
Other Operating Data				
Passengers Carried	**5,422,456**	**5,037,553**	3,549,019	3,385,280
Passenger Capacity[b][c]	**118,040**	**118,040**	67,282	58,346
Number of Ships[b]	**73**	**73**	45	42

(a) Gives pro forma effect for the merger with P&O Princess as if the P&O Princess brands had been included in our consolidated results for all of 2003 and excludes $51 million of P&O Princess' merger related costs, or $0.06 earnings per share. This differs from the pro forma amounts shown in Note 3 to the consolidated financial statements as GAAP requires pro forma net income to be reduced by the amount of the merger related costs.

(b) As of the end of the year, except for the number of ships and passenger capacity in 2003, which is as of February 15, 2004.

(c) Passenger capacity is calculated based on two passengers per cabin.

A Global Cruise Company

Carnival Corporation & plc is a global cruise company and one of the largest vacation companies in the world. Our portfolio of 12 leading cruise brands includes Carnival Cruise Lines, Princess Cruises, Holland America Line, Windstar Cruises and Seabourn Cruise Line in North America; P&O Cruises, Cunard Line, Ocean Village and Swan Hellenic in the United Kingdom; AIDA in Germany; Costa Cruises in Europe; and P&O Cruises in Australia. These brands, which comprise the most-recognized cruise brands in North and South America, the United Kingdom, Germany, Southern Europe and Australia, offer a wide range of holiday and vacation products to a customer base that is broadly varied in terms of cultures, languages and leisure-time preferences. We also own two leading tour companies in Alaska and the Canadian Yukon that complement our cruise operations, Holland America and Princess Tours. Combined, our vacation companies attract over five million guests annually.

Carnival's product offerings provide our guests with exceptional vacation experiences at an outstanding value, and our success in this regard has made us the most profitable company in the leisure industry. Our company is dually listed on both the New York Stock Exchange and on the London Stock Exchange under the symbol CCL. Carnival is the only company in the world to be included in both the S&P 500 Index in the United States and the FTSE 100 Index in the United Kingdom.

Headquartered in Miami, Florida, U.S.A. and London, England, Carnival has more than 65,000 employees worldwide. We operate a fleet of 73 ships, and we have another 11 vessels scheduled for delivery by mid-2006. With more than 118,000 berths and 55,000 crew members, there are approximately 175,000 people at sea with Carnival at any given time.

To Our Shareholders

By almost any account, 2003 was truly an extraordinary year for Carnival Corporation & plc. Along with many remarkable moments and achievements came more than a few significant roadblocks and challenges.

A Global Transformation

While our company achieved numerous milestones in 2003, none was more historic than our merger with P&O Princess Cruises, now known as Carnival plc. Overcoming seemingly insurmountable odds, we successfully concluded this $8 billion transaction in April, creating the world's first global cruise company.

This merger truly changed the dynamics of our company. Not only did it expand upon our already impressive portfolio of quality cruise products, it also created an excellent vehicle for future growth in North and South America, Europe and Australia, and a unique platform for developing new markets in the future.



"Today's Carnival Corporation & plc is a larger, more powerful, more global organization, well-positioned to take advantage of emerging cruise markets wherever they may occur, anywhere in the world."

Today, Carnival Corporation & plc comprises 12 of the world's leading cruise lines and positions us with the most recognized cruise brands in North and South America, the United Kingdom, Germany, Italy, France, Spain, Holland and Australia. Collectively, these countries account for nearly 90 percent of cruise passengers worldwide.

These 12 brands cater to the desires of different cultures, offering multiple languages, and meeting varying entertainment and vacation preferences. Our portfolio of cruise brands offers consumers the widest array of choices in cruising, from contemporary to ultra-luxury and everything in between. Together, they produced pro forma revenues of $7.6 billion in 2003, and carried approximately 5.4 million guests. These trusted brands are powerful vehicles for our future growth.

In completing the merger, we employed a unique dual listed company (DLC) structure, which enabled shareholders in both the United States and the United Kingdom, to maintain an interest in the combined organization and share in its future growth. Today, Carnival Corporation & plc trades on both the New York and London stock exchanges, and is the only company in the world included in both the S&P 500 and the FTSE 100 indices.

Shareholders already have benefited greatly from this transaction. As this annual report goes to print—less than a year after the conclusion of the merger—Carnival Corporation & plc's share price has increased more than 60 percent, surpassing the performance of the S&P 500 and FTSE 100 indices by 37 percent and 49 percent, respectively. We also increased our quarterly dividend by 19 percent to 12.5 U.S. cents per share in late 2003.

To date, the benefits reaped from the integration of P&O Princess Cruises are exceeding our expectations, making our company stronger and creating greater value for our shareholders.

We are building upon this valuable base. Across our organization, management teams are already evaluating processes, improving operating efficiencies and developing many best-practice solutions across the group.

'The Perfect Storm'

At roughly the same time that the ongoing P&O Princess transaction was underway, the cruise industry was challenged by several external factors that significantly affected our revenues—the soft U.S. economy, an unstable geopolitical environment, the emergence of SARS, and of course, the threat and eventual outbreak of war in Iraq. Added to this picture were rapidly escalating fuel, insurance, security and environmental costs, all of which came together almost simultaneously, dramatically affecting our operating costs.

Yet, despite these extraordinary challenges, we added seven new ships to our combined fleet and earned $1.2 billion in 2003, outperforming every other sector of the leisure travel industry.

Corporate Governance Initiatives

Corporate governance was another area of great change for our company in 2003. The combination of Sarbanes-Oxley, new Securities and Exchange Commission and New York Stock Exchange rules and the application to our companies of UK market practice and the new UK Combined Code as a result of the DLC transaction, required a great deal of attention to our governance policies and practices. The result of such efforts was the development of our Corporate Governance Guidelines that set forth a single governance framework that effectively addresses the key areas of corporate governance in both the United States and the United Kingdom.

The boards of Carnival Corporation & plc now include eight non-executive independent directors and six executive directors. We created the position of presiding director to act as the senior non-executive director serving as the principal liaison between management and the independent directors. We have also developed procedures to facilitate communications between shareholders and our directors.

In 2003 we broadened the responsibilities of our three standing committees of the Boards—Nominating & Governance, Audit and Compensation—all composed exclusively of independent directors. Our Audit Committee saw its workload increase as it oversaw the melding of the financial reporting systems of our two public companies while discharging its enhanced responsibilities to monitor our financial processes. The Nominating & Governance Committee developed our comprehensive Corporate Governance Guidelines. Following the DLC transaction, the Compensation Committee commenced a comprehensive review of our compensation policies and is working to develop an executive compensation program that meets, to the extent possible, best practices in both the United States and the United Kingdom.

I believe the foregoing changes, although time-consuming and at substantial cost, have made Carnival Corporation & plc a better company. Our talented group of directors is more involved than ever in our business; our already strong financial reporting and internal control systems have become even tighter; and there is greater awareness and sensitivity to ethical issues company-wide. Rest assured that in 2004 and beyond we will continue our substantial efforts to refine and enhance our corporate governance policies.

Charting a New Course

The peak of our multibillion-dollar newbuilding program will occur this year and will see the launch of seven new ships over a nine-month period resulting in an average annual capacity increase of 17.5 percent.

Included in 2004's historic order book is a new "Spirit-class" vessel for Carnival Cruise Lines, Carnival Miracle; three new "Love Boats" for Princess Cruises, the Diamond, Caribbean, and Sapphire Princesses; a second 2,702-passenger Costa Cruises ship, Costa Magica; a 1,848-passenger Vista-class ship, the Westerdam, for Holland America Line; and, of course, the internationally heralded debut of the Queen Mary 2—the largest passenger vessel ever constructed—which celebrates the bygone era of classic cruising while setting new standards in transatlantic luxury travel.

The reception for Queen Mary 2 has been nothing short of extraordinary, capturing more worldwide acclaim than we ever imagined and creating an emotional response from consumers, the likes of which has never before been seen. The Queen Mary 2 is already the most famous ship in the world. Her launch truly reinforces Cunard's unique position as the operator of the most famous ocean liners in the world.

Beyond 2004, capacity growth will moderate, and we expect that our company will produce substantial free cash flow which we plan to use to reduce debt, increase dividends, and, if considered appropriate, repurchase shares.

Looking Forward

We at Carnival Corporation & plc look forward to 2004 with great enthusiasm. After three extremely difficult years, we anticipate a rebound in leisure travel sales and a return to earnings growth.

By any measure, 2003 was a year with great challenges but even greater achievements which we believe have laid the foundation for the future success of our company.

With new ships, a strong and talented management team, dedicated employees, innovative ideas and, most of all, exceptional cruise vacations, I have never, in my 35 years in this business, been more excited and enthusiastic about the future of our company.

I would like to take this opportunity to thank our employees, both shipboard and shoreside, and our management teams for their hard work and our boards of directors and shareholders throughout the world for their unflagging confidence in our vision for the future. It is a testament to the financial strength of our company, the vision of our management, the dedication of employees and the resiliency of our industry that Carnival Corporation & plc was able to weather the perfect storm that was 2003. We emerged from 2003 as a very different company than when we began the year. Today's Carnival Corporation & plc is a larger, more powerful, more global organization, well-positioned to take advantage of emerging cruise markets wherever they may occur, anywhere in the world.



Micky Arison
Chairman and Chief Executive Officer

February 24, 2004



Shareholder Benefit

Carnival Corporation & plc is pleased to extend the following benefit to our shareholders:

	North American Brands	United Kingdom Brands	Continental European Brands	Australian Brand
Onboard credit per stateroom on sailings of 14 days or longer	$250	£ 125	€ 250	AUD 250
Onboard credit per stateroom on sailings of 7 to 13 days	$100	£ 50	€ 100	AUD 100
Onboard credit per stateroom on sailings of 6 days or less	$ 50	£ 25	€ 50	AUD 50

This benefit is applicable on sailings through July 31, 2005 aboard the brands listed below. Certain restrictions apply.

This benefit is available to shareholders holding a minimum of 100 shares of Carnival Corporation or Carnival plc. Employees, travel agents cruising at travel agent rates, tour conductors or anyone cruising on a reduced-rate or complimentary basis are excluded from this offer. This benefit is not transferable, not combinable with any other shipboard offer and cannot be used for casino credits/charges and gratuities charged to your onboard account. Only one onboard credit per shareholder-occupied stateroom. Reservations must be made by February 28, 2005.

Please provide your name, reservation number, ship and sailing date, along with proof of ownership of Carnival Corporation or Carnival plc shares (i.e., photocopy of shareholder proxy card, shares certificate or a current brokerage or nominee statement) and the initial deposit to your travel agent or to the cruise line you have selected.

NORTH AMERICAN BRANDS

Carnival Cruise Lines
Research Supervisor, Reservation Administration
3655 N.W. 87th Avenue
Miami, FL 33178
Tel 800-438-6744 ext. 70041
Fax 305-406-5882

Princess Cruise Lines
Yield Management
24305 Town Center Drive
Santa Clarita, CA 91355
Tel 800-872-6779 ext. 30305
Fax 661-753-0180

Holland America Line/Windstar
Reservation Administration
300 Elliott Avenue West
Seattle, WA 98119
Tel 800-426-0327 ext. 4042
Fax 206-298-3059

Cunard Line*/Seabourn
Supervisor, Guest Services
6100 Blue Lagoon Drive
Suite 400
Miami, FL 33126
Tel 800-528-6273 ext. 1214
Fax 305-463-3038

UNITED KINGDOM BRANDS

P&O Cruises
Reservations Manager
Richmond House
Terminal Terrace
Southampton
Hants SO14 3PN
United Kingdom
Tel 44 (0) 238 052 3717
Fax 44 (0) 238 052 3720

Ocean Village
Reservations Manager
Richmond House
Terminal Terrace
Southampton
Hants SO14 3PN
United Kingdom
Tel 44 (0) 238 052 3717
Fax 44 (0) 238 052 3720

Swan Hellenic
Reservations Manager
Richmond House
Terminal Terrace
Southampton
Hants SO14 3PN
United Kingdom
Tel 44 (0) 238 052 3717
Fax 44 (0) 238 052 3720

Cunard Line*
Supervisor, Guest Services
6100 Blue Lagoon Drive
Suite 400
Miami, FL 33126
Tel 800-528-6273 ext. 1214
Fax 305-463-3038

CONTINENTAL EUROPEAN BRANDS

Costa Cruises*
Staff Vice President, Passenger Services
200 S. Park Road, Suite 200
Hollywood, FL 33021
Tel 800-462-6782
Fax 954-266-2100

AIDA Das Clubschiff
Seetours
Manager Reservations
Frankfurter Strasse 233
63263 Neu Isenburg, Germany
Tel 49 (0) 6102 811-100
Fax 49 (0) 6102 811-921

AUSTRALIAN BRAND

P&O Cruises Australia
Reservations Manager
Locked Bag 1014
St. Leonards NSW 1590
Tel 61 2 8424 8800
Fax 61 2 8424 9161

**The onboard credit for Cunard Line and Costa Cruises is determined based on the operational currency onboard the vessel.*

Consolidated Statements of Operations

(in millions, except per share data)	Years Ended November 30, **2003**	2002	2001
Revenues			
Cruise			
Passenger tickets	**$5,039**	$3,346	$3,530
Onboard and other	**1,420**	898	841
Other	**259**	139	178
	6,718	4,383	4,549
Costs and Expenses			
Operating			
Cruise			
Passenger tickets	**1,021**	658	813
Onboard and other	**229**	116	116
Payroll and related	**744**	458	459
Food	**393**	256	265
Other ship operating	**1,237**	734	694
Other	**194**	108	135
Total	**3,818**	2,330	2,482
Selling and administrative	**932**	609	619
Depreciation and amortization	**585**	382	372
Impairment charge		20	140
Loss from affiliated operations, net			44
	5,335	3,341	3,657
Operating Income	**1,383**	1,042	892
Nonoperating (Expense) Income			
Interest income	**27**	32	34
Interest expense, net of capitalized interest	**(195)**	(111)	(121)
Other income (expense), net	**8**	(4)	109
	(160)	(83)	22
Income Before Income Taxes	**1,223**	959	914
Income Tax (Expense) Benefit, Net	**(29)**	57	12
Net Income	**$1,194**	$1,016	$ 926
Earnings Per Share			
Basic	**$ 1.66**	$ 1.73	$ 1.58
Diluted	**$ 1.66**	$ 1.73	$ 1.58
Dividends Per Share	**$ 0.44**	$ 0.42	$ 0.42

The accompanying notes are an integral part of these consolidated financial statements.

Consolidated Balance Sheets

(in millions, except par/stated values)	November 30, **2003**	2002
Assets		
Current Assets		
Cash and cash equivalents	**$ 1,070**	$ 667
Short-term investments	**1**	39
Accounts receivable, net	**403**	108
Inventories	**171**	91
Prepaid expenses and other	**212**	149
Fair value of derivative contracts	**275**	
Fair value of hedged firm commitments		78
Total current assets	**2,132**	1,132
Property and Equipment, Net	**17,522**	10,116
Goodwill	**3,031**	681
Trademarks	**1,324**	
Other Assets	**345**	297
Fair Value of Derivative Contracts	**135**	
Fair Value of Hedged Firm Commitments	**2**	109
	$24,491	$12,335
Liabilities and Shareholders' Equity		
Current Liabilities		
Short-term borrowings	**$ 94**	
Current portion of long-term debt	**392**	$ 155
Accounts payable	**645**	269
Accrued liabilities	**441**	290
Customer deposits	**1,352**	771
Dividends payable	**100**	61
Fair value of hedged firm commitments	**264**	
Fair value of derivative contracts	**27**	74
Total current liabilities	**3,315**	1,620
Long-Term Debt	**6,918**	3,014
Deferred Income and Other Long-Term Liabilities	**299**	170
Fair Value of Hedged Firm Commitments	**103**	
Fair Value of Derivative Contracts	**63**	113
Commitments and Contingencies (Notes 8, 9 and 14)		
Shareholders' Equity		
Common stock of Carnival Corporation; $.01 par value; 1,960 shares at 2003 and 960 at 2002 authorized; 630 shares at 2003 and 587 shares at 2002 issued and outstanding	**6**	6
Ordinary shares of Carnival plc; $1.66 stated value; 226 shares authorized; 210 shares issued	**349**	
Additional paid-in capital	**7,163**	1,089
Retained earnings	**7,191**	6,326
Unearned stock compensation	**(18)**	(11)
Accumulated other comprehensive income	**160**	8
Treasury stock; 42 shares of Carnival plc at cost	**(1,058)**	
Total shareholders' equity	**13,793**	7,418
	$24,491	$12,335

The accompanying notes are an integral part of these consolidated financial statements.

Consolidated Statements of Cash Flows

(in millions)	Years Ended November 30, 2003	2002	2001
Operating Activities			
Net income	**$ 1,194**	$ 1,016	$ 926
Adjustments to reconcile net income to net cash provided by operating activities			
Depreciation and amortization	**585**	382	372
Impairment charge		20	140
Gain on sale of investments in affiliates, net			(117)
Loss from affiliated operations and dividends received			57
Accretion of original issue discount	**20**	19	2
Other	**8**	14	19
Changes in operating assets and liabilities, excluding business acquired			
(Increase) decrease in			
Receivables	**(91)**	(5)	(7)
Inventories	**(17)**	2	9
Prepaid expenses and other	**82**	(81)	44
Increase (decrease) in			
Accounts payable	**43**	(12)	(63)
Accrued and other liabilities	**(16)**	(28)	
Customer deposits	**125**	142	(143)
Net cash provided by operating activities	**1,933**	1,469	1,239
Investing Activities			
Additions to property and equipment	**(2,516)**	(1,986)	(827)
Proceeds from sale of investments in affiliates			531
Cash acquired from (expended for) the acquisition of Carnival plc, net	**140**	(30)	
Proceeds from retirement of property and equipment	**51**	4	15
Sale (purchase) of short-term investments, net	**42**	2	(33)
Other, net	**(50)**	(10)	(28)
Net cash used in investing activities	**(2,333)**	(2,020)	(342)
Financing Activities			
Proceeds from issuance of long-term debt	**2,123**	232	2,574
Principal repayments of long-term debt	**(1,137)**	(190)	(1,971)
Dividends paid	**(292)**	(246)	(246)
Proceeds from short-term borrowings, net	**94**		
Proceeds from issuance of common stock and ordinary shares	**53**	7	5
Other	**(15)**	(1)	(25)
Net cash provided by (used in) financing activities	**826**	(198)	337
Effect of exchange rate changes on cash and cash equivalents	**(23)**	(5)	(2)
Net increase (decrease) in cash and cash equivalents	**403**	(754)	1,232
Cash and cash equivalents at beginning of year	**667**	1,421	189
Cash and cash equivalents at end of year	**$ 1,070**	$ 667	$ 1,421

The accompanying notes are an integral part of these consolidated financial statements.

Consolidated Statements of Shareholders' Equity

(in millions)	Comprehensive income	Common stock	Ordinary shares	Additional paid-in capital	Retained earnings	Unearned stock compensation	Accumulated other comprehensive income (loss)	Treasury stock	Total shareholders' equity
Balances at November 30, 2000		$6		$1,773	$4,884	$(12)	$(75)	$ (705)	$ 5,871
Comprehensive income									
Net income	$ 926				926				926
Foreign currency translation adjustment, net	46						46		46
Unrealized gains on marketable securities, net	6						6		6
Minimum pension liability adjustment	(6)						(6)		(6)
Changes related to cash flow derivative hedges, net	(4)						(4)		(4)
Transition adjustment for cash flow derivative hedges	(4)						(4)		(4)
Total comprehensive income	$ 964								
Cash dividends declared					(246)				(246)
Issuance of stock under stock plans				32		(5)		(22)	5
Amortization of unearned stock compensation						5			5
Other					(8)				(8)
Balances at November 30, 2001		6		1,805	5,556	(12)	(37)	(727)	6,591
Comprehensive income									
Net income	$1,016				1,016				1,016
Foreign currency translation adjustment	51						51		51
Minimum pension liability adjustment	(9)						(9)		(9)
Unrealized gains on marketable securities, net	3						3		3
Total comprehensive income	$1,061								
Cash dividends declared					(246)				(246)
Issuance of stock under stock plans				11		(4)			7
Retirement of treasury stock				(727)				727	
Amortization of unearned stock compensation						5			5
Balances at November 30, 2002		6		1,089	6,326	(11)	8		7,418
Comprehensive income									
Net income	**$1,194**				**1,194**				**1,194**
Foreign currency translation adjustment	**162**						**162**		**162**
Unrealized losses on marketable securities, net	**(1)**						**(1)**		**(1)**
Changes related to cash flow derivative hedges, net	**(9)**						**(9)**		**(9)**
Total comprehensive income	**$1,346**								
Cash dividends declared					**(329)**				**(329)**
Acquisition of Carnival plc			**$346**	**6,010**				**(1,058)**	**5,298**
Issuance of stock under stock plans			**3**	**64**		**(14)**			**53**
Amortization of unearned stock compensation						**7**			**7**
Balances at November 30, 2003		**$6**	**$349**	**$7,163**	**$7,191**	**$(18)**	**$160**	**$(1,058)**	**$13,793**

The accompanying notes are an integral part of these consolidated financial statements.

Notes to Consolidated Financial Statements

Note 1—General

Description of Business

On April 17, 2003, Carnival Corporation and Carnival plc (formerly known as P&O Princess Cruises plc) completed a dual listed company ("DLC") transaction (the "DLC transaction"), which implemented Carnival Corporation & plc's DLC structure. The DLC transaction combined the businesses of Carnival Corporation and Carnival plc through a number of contracts and amendments to Carnival Corporation's articles of incorporation and by-laws and to Carnival plc's memorandum of association and articles of association. The two companies have retained their separate legal identities, and each company's shares continue to be publicly traded on the New York Stock Exchange ("NYSE") for Carnival Corporation and the London Stock Exchange for Carnival plc. In addition, Carnival plc ADS's are traded on the NYSE. However, the two companies operate as if they were a single economic enterprise (see Note 3).

Carnival Corporation is a Panamanian corporation and Carnival plc is incorporated in England and Wales. Together with their consolidated subsidiaries they are referred to collectively in these consolidated financial statements and elsewhere in this 2003 Annual Report as "Carnival Corporation & plc," "our," "us," and "we." Our consolidated financial statements include the consolidated results of operations of Carnival Corporation for all periods presented and Carnival plc's consolidated results of operations since April 17, 2003.

We are a global cruise company and one of the largest vacation companies in the world. As of February 15, 2004, a summary of the number of cruise ships we operate, by brand, their passenger capacity and the primary areas in which they are marketed is as follows:

Cruise Brands	Number of Cruise Ships	Passenger Capacity[a]	Primary Market
Carnival Cruise Lines ("CCL")	20	43,446	North America
Princess Cruises ("Princess")	11	19,880	North America
Holland America Line	12	16,320	North America
Costa Cruises ("Costa")	10	15,570	Europe
P&O Cruises	4	7,724	United Kingdom
AIDA	4	5,314	Germany
Cunard Line ("Cunard")	3	5,078	United Kingdom/North America
Ocean Village	1	1,602	United Kingdom
P&O Cruises Australia	1	1,200	Australia
Swan Hellenic	1	678	United Kingdom
Seabourn Cruise Line ("Seabourn")	3	624	North America
Windstar Cruises ("Windstar")	3	604	North America
	73	118,040	

(a) In accordance with cruise industry practice, passenger capacity is calculated based on two passengers per cabin even though some cabins can accommodate three or more passengers.

Preparation of Financial Statements

The preparation of our consolidated financial statements in accordance with accounting principles generally accepted in the United States of America requires us to make estimates and assumptions that affect the amounts reported and disclosed in our financial statements. Actual results could differ from these estimates. All material intercompany accounts, transactions and unrealized profits and losses on transactions within our consolidated group and with affiliates are eliminated in consolidation.

Commencing in 2003, we changed the reporting format of our consolidated statements of operations to present our significant revenue sources and their directly related variable costs and expenses. In addition, we have separately identified certain ship operating expenses, such as payroll and related expenses and food costs. All prior periods were reclassified to conform to the current year presentation.

Note 2—Summary of Significant Accounting Policies

Basis of Presentation

We consolidate entities over which we have control, as typically evidenced by a direct ownership interest of greater than 50%. For affiliates where significant influence over financial and operating policies exists, as typically evidenced by a direct ownership interest from 20% to 50%, the investment is accounted for using the equity method. See Note 6.

Cash and Cash Equivalents and Short-Term Investments

Cash and cash equivalents include investments with original maturities of three months or less, which are stated at cost. At November 30, 2003 and 2002, cash and cash equivalents included $937 million and $616 million of investments, respectively, primarily comprised of strong investment grade asset-backed debt obligations, commercial paper and money market funds.

Short-term investments are comprised of marketable debt and equity securities which are categorized as available for sale and, accordingly, are stated at their fair values. Unrealized gains and losses are included as a component of accumulated other comprehensive income ("AOCI") within shareholders' equity until realized. The specific identification method is used to determine realized gains or losses.

Inventories

Inventories consist primarily of provisions, gift shop and art merchandise held for resale, spare parts, supplies and fuel carried at the lower of cost or market. Cost is determined using the weighted-average or first-in, first-out methods.

Property and Equipment

Property and equipment are stated at cost. Depreciation and amortization were computed using the straight-line method over our estimates of average useful lives and residual values, as a percentage of original cost, as follows:

	Residual Values	Years
Ships	15%	30
Buildings and improvements	0–10%	5–40
Transportation equipment and other	0–25%	2–20
Leasehold improvements, including port facilities		Shorter of lease term or related asset life

We review our long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of these assets may not be fully recoverable. The assessment of possible impairment is based on our ability to recover the carrying value of our asset based on our estimate of its undiscounted future cash flows. If these estimated undiscounted future cash flows are less than the carrying value of the asset, an impairment charge is recognized for the excess, if any, of the assets carrying value over its estimated fair value (see Note 5).

Dry-dock costs are included in prepaid expenses and are amortized to other ship operating expenses using the straight-line method generally over one year.

Ship improvement costs that we believe add value to our ships are capitalized to the ships, and depreciated over the improvements' estimated useful lives, while costs of repairs and maintenance are charged to expense as incurred. We capitalize interest on ships and other capital projects during their construction period. Upon the replacement or refurbishment of previously capitalized ship components, these assets' estimated cost and accumulated depreciation are written-off and any resulting loss is recognized in our results of operations. No such material losses were recognized in fiscal 2003, 2002 or 2001. See Note 4.

Goodwill

Statement of Financial Accounting Standards ("SFAS") No. 142, "Goodwill and Other Intangible Assets" requires companies to stop amortizing goodwill and requires an annual, or when events or circumstances dictate, a more frequent, impairment review of goodwill. Accordingly, upon adoption of SFAS No. 142 on December 1, 2001, we ceased amortizing our goodwill, all of which had been allocated to our cruise reporting units. In April 2003, we recorded $2.25 billion of additional goodwill as a result of our acquisition of Carnival plc, which was also allocated to our cruise reporting units (see Note 3). There was no other change to our goodwill carrying amount since November 30, 2001, other than the changes resulting from using different foreign currency translation rates at each balance sheet date.

The SFAS No. 142 goodwill impairment review consists of a two-step process of first determining the fair value of the reporting unit and comparing it to the carrying value of the net assets allocated to the reporting unit. Fair values of our reporting units were determined based on our estimates of comparable market price or discounted future cash flows. If this fair value exceeds the carrying value, which was the case for our reporting units, no further analysis or goodwill write-down is required. If the fair value of the reporting unit is less than the carrying value of the net assets, the implied fair value of the reporting unit is allocated to all the underlying assets and liabilities, including both recognized and unrecognized tangible and intangible assets, based on their fair value. If necessary, goodwill is then written-down to its implied fair value.

Prior to fiscal 2002, our goodwill was reviewed for impairment pursuant to the same policy as our other long-lived assets as discussed above (see Note 5) and our goodwill was amortized over 40 years using the straight-line method.

If goodwill amortization, including goodwill expensed as part of our loss from affiliated operations, had not been recorded for fiscal 2001 our adjusted net income would have been $952 million and our adjusted basic and diluted earnings per share would have been $1.63 and $1.62, respectively.

Trademarks

The cost of developing and maintaining our trademarks have been expensed as incurred. However, pursuant to SFAS No. 141, "Business Combinations," commencing for acquisitions made after June 2001, we have allocated a portion of the purchase price to the acquiree's identified trademarks. The trademarks that Carnival Corporation recorded as part of the DLC transaction, which are estimated to have an indefinite useful life and, therefore, are not amortizable, are reviewed for impairment annually, or more frequently when events or circumstances indicate that the trademark may be impaired. Our trademarks are considered impaired if their carrying value exceeds their fair value. See Note 3.

Derivative Instruments and Hedging Activities

We utilize derivative and nonderivative financial instruments, such as forward foreign currency contracts, cross currency swaps and foreign currency debt obligations to limit our exposure to fluctuations in foreign currency exchange rates and interest rate swaps to manage our interest rate exposure and to achieve a desired proportion of variable and fixed rate debt (see Note 12).

All derivatives are recorded at fair value, and the changes in fair value must be immediately included in earnings if the derivatives do not qualify as effective hedges. If a derivative is a fair value hedge, then changes in the fair value of the derivative are offset against the changes in the fair value of the underlying hedged firm commitment. If a derivative is a cash flow hedge, then changes in the fair value of the derivative are recognized as a component of AOCI until the underlying hedged item is recognized in earnings. If a derivative or a nonderivative financial instrument is designated as a hedge of a net investment in a foreign operation, then changes in the fair value of the financial instrument are recognized as a component of AOCI to immediately offset the change in the translated value of the net investment being hedged, until the investment is liquidated.

The ineffective portion of a hedge's change in fair value is immediately recognized in earnings. We formally document all relationships between hedging instruments and hedged items, as well as our risk management objectives and strategies for undertaking our hedge transactions.

We classify the fair value of our derivative contracts and the fair value of our offsetting hedged firm commitments as either current or long-term assets and liabilities depending on whether the maturity date of the derivative contract is within or beyond one year from our balance sheet dates, respectively. The cash flows from derivatives treated as hedges are classified in our statements of cash flows in the same category as the item being hedged.

During fiscal 2003, 2002 and 2001, all net changes in the fair value of both our fair value hedges and the offsetting hedged firm commitments and our cash flow hedges were immaterial, as were any ineffective portions of these hedges. No fair value hedges or cash flow hedges were derecognized or discontinued in fiscal 2003, 2002 or 2001, and the amount of estimated cash flow hedges unrealized net losses which are expected to be reclassified to earnings in the next twelve months is not material. At November 30, 2003 and 2002, AOCI included $17 million and $8 million of unrealized net losses, respectively, from cash flow hedge derivatives, the majority of which were variable to fixed interest rate swap agreements.

Finally, if any shipyard with which we have contracts to build our ships is unable to perform, we would be required to perform under our foreign currency forward contracts related to these shipbuilding contracts. Accordingly, based upon the circumstances, we may have to discontinue the accounting for those forward contracts as hedges, if the shipyard cannot perform.

However, we believe that the risk of shipyard nonperformance is remote.

Revenue and Expense Recognition

Guest cruise deposits represent unearned revenues and are initially recorded as customer deposit liabilities when received. Customer deposits are subsequently recognized as cruise revenues, together with revenues from onboard and other activities and all associated direct costs of a voyage, generally upon completion of voyages with durations of ten days or less and on a pro rata basis for voyages in excess of ten days. Future travel discount vouchers issued to guests are recorded as a reduction of revenues when such vouchers are utilized. Revenues and expenses from our tour and travel services are recognized at the time the services are performed or expenses are incurred.

Advertising Costs

Substantially all of our advertising costs are charged to expense as incurred, except costs which result in tangible assets, such as brochures, which are recorded as prepaid expenses and charged to expense as consumed. Media production costs are also recorded as prepaid expenses and charged to expense upon the first airing of the advertisement. Advertising expenses totaled $334 million, $208 million and $214 million in fiscal 2003, 2002 and 2001, respectively. At November 30, 2003 and 2002, the amount of advertising costs included in prepaid expenses was not material.

Foreign Currency Translations and Transactions

For our foreign subsidiaries and affiliates using the local currency as their functional currency, assets and liabilities are translated at exchange rates in effect at the balance sheet dates. Translation adjustments resulting from this process are reported as cumulative translation adjustments, which are a component of AOCI. Revenues and expenses of these foreign subsidiaries and affiliates are translated at weighted-average exchange rates for the period. Therefore, the U.S. dollar value of these items on the income statement fluctuates from period to period, depending on the value of the dollar against these functional currencies. Exchange gains and losses arising from transactions denominated in a currency other than the functional currency of the entity involved are immediately included in our earnings.

Earnings Per Share

Basic earnings per share is computed by dividing net income by the weighted-average number of shares of common stock and ordinary shares outstanding during each period. Diluted earnings per share is computed by dividing adjusted net income by the weighted-average number of shares of common stock and ordinary shares, common stock equivalents and other potentially dilutive securities outstanding during each period. See Note 15.

Stock-Based Compensation

Pursuant to SFAS No. 123, "Accounting for Stock-Based Compensation," as amended, we elected to use the intrinsic value method of accounting for our employee and director stock-based compensation awards. Accordingly, we have not recognized compensation expense for our noncompensatory employee and director stock option awards. Our adjusted net income and adjusted earnings per share, had we elected to adopt the fair value approach of SFAS No. 123, which charges earnings for the estimated fair value of stock options, would have been as follows (in millions, except per share amounts):

	Years Ended November 30,		
	2003	2002	2001
Net income, as reported	**$1,194**	$1,016	$ 926
Stock-based compensation expense included in net income, as reported	**7**	5	5
Total stock-based compensation expense determined under the fair value-based method for all awards	**(36)**	(30)	(27)
Adjusted net income for basic earnings per share	**1,165**	991	904
Interest on dilutive convertible notes	**5**		
Adjusted net income for diluted earnings per share	**$1,170**	$ 991	$ 904
Earnings per share			
Basic			
As reported	**$ 1.66**	$ 1.73	$1.58
Adjusted	**$ 1.62**	$ 1.69	$1.54
Diluted			
As reported	**$ 1.66**	$ 1.73	$1.58
Adjusted	**$ 1.62**	$ 1.69	$1.54

As recommended by SFAS No. 123, the fair value of options were estimated using the Black-Scholes option-pricing model. The Black-Scholes weighted-average assumptions were as follows:

	Years Ended November 30,		
	2003	2002	2001
Fair value of options at the dates of grant	**$13.33**	$12.16	$12.67
Risk free interest rates	**3.5%**	4.3%	4.5%
Dividend yields	**1.30%**	1.23%	1.16%
Expected volatility	**48.7%**	48.0%	50.0%
Expected option life (in years)	**6**	6	6

The Black-Scholes option-pricing model was developed for use in estimating the fair value of traded options that have no vesting or trading restrictions and are fully transferable. In addition, option-pricing models require the input of subjective assumptions, including expected stock price volatility. Because our options have characteristics different from those of traded options, the existing models do not necessarily provide a reliable single measure of the fair value of our options.

Concentrations of Credit Risk

As part of our ongoing control procedures, we monitor concentrations of credit risk associated with financial and other institutions with which we conduct significant business. Credit risk, including counterparty nonperformance under derivative instruments, contingent obligations and new ship progress payment guarantees, is considered minimal, as we primarily conduct business with large, well-established financial institutions who have long-term credit ratings of A or above and we seek to diversify our counterparties. In addition, we have established guidelines regarding credit ratings and investment maturities that we follow to maintain safety and liquidity. We do not anticipate nonperformance by any of our significant counterparties.

We also monitor the creditworthiness of our customers to which we grant credit terms in the normal course of our business. Concentrations of credit risk associated with these receivables are considered minimal primarily due to their short maturities and large number of accounts within our customer base. We have experienced only minimal credit losses on our trade receivables. We do not normally require collateral or other security to support normal credit sales. However, we do normally require collateral and/or guarantees to support notes receivable on significant asset sales and new ship progress payments to shipyards.

Reclassifications

Reclassifications have been made to prior year amounts to conform to the current year presentation.

Note 3—DLC Transaction

The contracts governing the DLC structure provide that Carnival Corporation and Carnival plc each continue to have separate boards of directors, but the boards and senior executive management of both companies are identical. The amendments to the constituent documents of each of the companies also provide that, on most matters, the holders of the common equity of both companies effectively vote as a single body. On specified matters where the interests of Carnival Corporation's shareholders may differ from the interests of Carnival plc's shareholders (a "class rights action"), each shareholder body will vote separately as a class, such as transactions primarily designed to amend or unwind the DLC structure. Generally, no class rights action will be implemented unless approved by both shareholder bodies.

Upon the closing of the DLC transaction, Carnival Corporation and Carnival plc also executed the Equalization and Governance Agreement, which provides for the equalization of dividends and liquidation distributions based on an equalization ratio and contains provisions relating to the governance of the DLC structure. Because the current equalization ratio is 1 to 1, one Carnival plc ordinary share is entitled to the same distributions, subject to the terms of the Equalization and Governance Agreement, as one share of Carnival Corporation common stock. In a liquidation of either company or both companies, if the hypothetical potential per share liquidation distributions to each company's shareholders are not equivalent, taking into account the relative value of the two companies' assets and the indebtedness of each company, to the extent that one company has greater net assets so that any liquidation distribution to its shareholders would not be equivalent on a per share basis, the company with the ability to make a higher net distribution is required to make a payment to the other company to equalize the possible net distribution to shareholders, subject to certain exceptions.

At the closing of the DLC transaction, Carnival Corporation and Carnival plc also executed deeds of guarantee. Under the terms of Carnival Corporation's deed of guarantee, Carnival Corporation has agreed to guarantee all indebtedness and certain other monetary obligations of Carnival plc that are incurred under agreements entered into on or after the closing date of the DLC transaction. The terms of Carnival plc's deed of guarantee are identical to those of Carnival Corporation's. In addition, Carnival Corporation and Carnival plc have each extended their respective deeds of guarantee to the other's pre-DLC indebtedness and other monetary obligations, thus effectively cross guaranteeing all Carnival Corporation and Carnival plc indebtedness and other monetary obligations. Each deed of guarantee provides that the creditors to whom the obligations are owed are intended third party beneficiaries of such deed of guarantee.

The deeds of guarantee are governed and construed in accordance with the laws of the Isle of Man. Subject to the terms of the guarantees, the holders of indebtedness and other obligations that are subject to the guarantees will have recourse to both Carnival plc and Carnival Corporation though a Carnival plc creditor must first make written demand on Carnival plc and a Carnival Corporation creditor on Carnival Corporation. Once the written demand is made by letter or other form of notice, the holders of indebtedness or other obligations may immediately commence an action against the relevant guarantor. There is no requirement under the deeds of guarantee to obtain a judgment, take other enforcement actions or wait any period of time prior to taking steps against the relevant guarantor. All actions or proceedings arising out of or in connection with the deeds of guarantee must be exclusively brought in courts in England.

Under the terms of the DLC transaction documents, Carnival Corporation and Carnival plc are permitted to transfer assets between the companies, make loans or investments in each other and otherwise enter into intercompany transactions. The companies have entered into some of these types of transactions and expect to enter into additional transactions in the future to take advantage of the flexibility provided by the DLC structure and to operate both companies as a single unified economic enterprise in the most effective manner. In addition, under the terms of the Equalization and Governance Agreement and the deeds of guarantee, the cash flow and assets of one company are required to be used to pay the obligations of the other company, if necessary.

Given the DLC structure as described above, we believe that providing separate financial statements for each of Carnival Corporation and Carnival plc would not present a true and fair view of the economic realities of their operations. Accordingly, separate financial statements for both Carnival Corporation and Carnival plc have not been presented.

Simultaneously with the completion of the DLC transaction, a partial share offer ("PSO") for 20% of Carnival plc's shares was made and accepted, which enabled 20% of Carnival plc shares to be exchanged for 41.7 million Carnival Corporation shares. The 41.7 million shares of Carnival plc held by Carnival Corporation as a result of the PSO, which cost $1.05 billion, are being accounted for as treasury stock in the accompanying balance sheet. The holders of Carnival Corporation shares, including the new shareholders who exchanged their Carnival plc shares for Carnival Corporation shares under the PSO, now own an economic interest equal to approximately 79%, and holders of Carnival plc shares now own an economic interest equal to approximately 21%, of Carnival Corporation & plc.

The management of Carnival Corporation and Carnival plc ultimately agreed to enter into the DLC transaction because, among other things, the creation of Carnival Corporation & plc would result in a company with complementary well-known brands operating globally with enhanced growth opportunities, benefits of sharing best practices and generating cost savings, increased financial flexibility and access to capital markets and a DLC structure, which allows for continued participation in an investment in the global cruise industry by Carnival plc's shareholders who wish to continue to hold shares in a UK-listed company.

Carnival plc was the third largest cruise company in the world and operated many well-known global brands with leading positions in the U.S., UK, Germany and Australia. The combination of Carnival Corporation with Carnival plc under the DLC structure has been accounted for under U.S. generally accepted accounting principles ("GAAP") as an acquisition of Carnival plc by Carnival Corporation pursuant to SFAS No. 141. The purchase price of $25.31 per share was based upon the average of the quoted closing market price of Carnival Corporation's shares beginning two days before and ending two days after January 8, 2003, the date the Carnival plc board agreed to enter into the DLC transaction. The number of additional shares effectively issued in the combined entity for purchase accounting purposes was 209.6 million. In addition, Carnival Corporation incurred approximately $60 million of direct acquisition costs, which have been included in the purchase price. The aggregate purchase price of $5.36 billion, computed as described above, has been allocated to the assets and liabilities of Carnival plc as follows (in millions):

Ships	$ 4,669
Ships under construction	233
Other tangible assets	868
Goodwill	2,248
Trademarks	1,291
Debt	(2,879)
Other liabilities	(1,072)
	$ 5,358

During the fourth quarter of fiscal 2003 an appraisal firm who we engaged completed its valuation work in connection with establishing the estimated fair values of Carnival plc's cruise ships and non-amortizable and amortizable intangible assets as of the April 17, 2003 acquisition date. Accordingly, we reduced the carrying values of 15 Carnival plc ships, including three ships which were under construction at the acquisition date, by $689 million. Trademarks are non-amortizable and represent the Princess, P&O Cruises, P&O Cruises Australia, AIDA, and A'ROSA trademarks' estimated fair values. There were no significant amortizable intangible assets identified in this appraisal firm's valuation study.

The information presented below gives pro forma effect to the DLC transaction between Carnival Corporation and Carnival plc. Management has prepared the pro forma information based upon the companies' reported financial information and, accordingly, the pro forma information should be read in conjunction with the companies' financial statements.

As noted above, the DLC transaction has been accounted for as an acquisition of Carnival plc by Carnival Corporation, using the purchase method of accounting. Carnival plc's accounting policies have been conformed to Carnival Corporation's policies. Carnival plc's reporting period has been changed to Carnival Corporation's reporting period and the information presented below covers the same periods of time for both companies.

This pro forma information has been prepared as if the DLC transaction had occurred on December 1, 2002 and 2001, respectively, rather than April 17, 2003, and has not been adjusted to reflect any net transaction benefits. In addition, this pro forma information does not purport to represent what the results of operations actually could have been if the DLC transaction had occurred on December 1, 2002 and 2001 or what those results will be for any future periods.

(in millions, except earnings per share)	Years Ended November 30, 2003	2002
Pro forma revenues	**$7,596**	$6,768
Pro forma net income[(a)-(d)]	**$1,159**	$1,271
Pro forma earnings per share		
Basic	**$ 1.46**	$ 1.60
Diluted	**$ 1.45**	$ 1.59
Pro forma weighted-average shares outstanding		
Basic	**797**	795
Diluted	**805**	800

(a) In accordance with SFAS No. 141, pro forma net income was reduced by $51 million in 2003 and $104 million in 2002 for Carnival plc's nonrecurring costs related to its terminated Royal Caribbean transaction and the completion of the DLC transaction with Carnival Corporation, which were expensed by Carnival plc prior to April 17, 2003.

(b) As a result of the reduction in depreciation expenses due to the revaluation of Carnival plc's ships carrying values, pro forma net income has been increased by $16 million in 2003 and $14 million in 2002.

(c) The 2002 pro forma net income included a $51 million nonrecurring income tax benefit related to an Italian incentive tax law, which allowed Costa to receive an income tax benefit for contractual expenditures during 2002 incurred on the construction of a new ship.

(d) The 2003 pro forma net income included a $13 million nonrecurring expense related to a DLC litigation matter and $19 million of income related to the receipt of nonrecurring net insurance proceeds.

Note 4—Property and Equipment

Property and equipment consisted of the following (in millions):

	November 30, 2003	2002
Ships	**$18,134**	$10,666
Ships under construction	**886**	713
	19,020	11,379
Land, buildings and improvements, and port facilities	**504**	315
Transportation equipment and other	**549**	409
Total property and equipment	**20,073**	12,103
Less accumulated depreciation and amortization	**(2,551)**	(1,987)
	$17,522	$10,116

Capitalized interest, primarily on our ships under construction, amounted to $49 million, $39 million and $29 million in fiscal 2003, 2002 and 2001, respectively. Ships under construction include progress payments for the construction of the ship, as well as design and engineering fees, capitalized interest, construction oversight costs and various owner supplied items. At November 30, 2003, seven ships with an aggregate net book value of $1.94 billion were pledged as collateral pursuant to mortgages related to $1.04 billion of debt and a $469 million contingent obligation (see Notes 7 and 9). During fiscal 2003, $1.05 billion of ship collateral, which was pledged against $697 million of Carnival plc debt was released as collateral in exchange for revising the maturity dates of this debt and providing Carnival Corporation guarantees (see Note 7).

Maintenance and repair expenses and dry-dock amortization were $251 million, $175 million and $160 million in fiscal 2003, 2002 and 2001, respectively.

Note 5—Impairment Charge

In fiscal 2002 we reduced the carrying value of one of our ships by recording an impairment charge of $20 million. In fiscal 2001, we recorded an impairment charge of $140 million, which consisted principally of a $71 million reduction in the carrying value of ships, a $36 million write-off of Seabourn goodwill, a $15 million write-down of a Holland America Line note receivable, and a $11 million loss on the sale of the Seabourn Goddess I and II. The impaired ships' and note receivable fair values were based on third party appraisals, negotiations with unrelated third parties or other available evidence, and the fair value of the impaired goodwill was based on our estimates of discounted future cash flows.

Note 6—Investments In and Advances To Affiliates

On June 1, 2001, we sold our equity investment in Airtours plc, which resulted in a nonoperating net gain of $101 million and net cash proceeds of $492 million. Cumulative foreign currency translation losses of $59 million were reclassified from AOCI and included in determining the 2001 net gain.

Note 7—Debt

Short-Term Borrowings

Short-term borrowings consisted of unsecured notes, bearing interest at libor plus 0.18% (1.3% weighted-average interest rate at November 30, 2003), repaid to a bank in December 2003.

Long-Term Debt

Long-term debt consisted of the following (in millions):

	November 30,	
	2003[a]	2002[a]
Secured		
Floating rate notes, collateralized by two ships, bearing interest at libor plus 1.25% and libor plus 1.29% (2.24% and 2.33% at November 30, 2003), due through 2015[b]	**$ 631**	
Euro floating rate note, collateralized by one ship, bearing interest at euribor plus 0.5% (2.75% and 4.0% at November 30, 2003 and 2002, respectively), due through 2008	**115**	$ 119
Euro fixed rate note, collateralized by one ship, bearing interest at 4.74%, due through 2012[b]	**182**	
Capitalized lease obligations, collateralized by two ships, implicit interest at 3.66%, due through 2005	**115**	
Other	**3**	3
	1,046	122
Unsecured		
Fixed rate notes, bearing interest at 3.75% to 8.2%, due through 2028[b]	**2,123**	857
Euro floating rate notes, bearing interest at euribor plus 0.35% to euribor plus 1.29% (2.4% to 3.9% and 3.8% to 4.0% at November 30, 2003 and 2002, respectively), due through 2008[b]	**1,129**	570
Euro revolving credit facilities, bearing interest at euribor plus 0.50% and euro libor plus 0.98% (2.6% to 3.2% and 3.6% at November 30, 2003 and 2002, respectively), due through 2006[b]	**300**	110
Sterling fixed rate notes, bearing interest at 6.4%, due in 2012[b]	**355**	
Euro fixed rate notes, bearing interest at 5.57%, due in 2006	**353**	297
Floating rate note, bearing interest at libor plus 1.33% (2.45% at November 30, 2003), due through 2008[b]	**244**	
Revolving credit facility, bearing interest at libor plus 0.17% (1.6% at November 30, 2002), due through 2006		50
Other	**44**	42
Convertible notes, bearing interest at 2%, due in 2021, with first put option in 2005[b]	**600**	600
Zero-coupon convertible notes, net of discount, with a face value of $1.05 billion, due in 2021, with first put option in 2006[b]	**541**	521
Convertible notes, bearing interest at 1.75%, net of discount, with a face value of $889 million, due in 2033, with first put option in 2008[b]	**575**	
	6,264	3,047
	7,310	3,169
Less portion due within one year	**(392)**	(155)
	$6,918	$3,014

(a) All borrowings are in U.S. dollars unless otherwise noted. Euro and sterling denominated notes have been translated to U.S. dollars at the period-end exchange rates. At November 30, 2003, 67%, 28% and 5% of our debt was U.S. dollar, euro and sterling denominated, respectively, and at November 30, 2002, 65% was U.S. dollar and 35% was euro denominated.

(b) At November 30, 2003, all of Carnival plc's $1.20 billion of debt was unconditionally guaranteed by P&O Princess Cruises International Limited ("POPCIL"), a 100% direct wholly-owned subsidiary of Carnival plc. On June 19, 2003, POPCIL, Carnival Corporation and Carnival plc executed a deed of guarantee under which POPCIL agreed to guarantee all indebtedness and related obligations of both Carnival Corporation and Carnival plc incurred under agreements entered into after April 17, 2003, the date the DLC transaction was completed. Under this deed of guarantee, POPCIL also agreed to guarantee all other Carnival Corporation and Carnival plc indebtedness and related obligations that Carnival Corporation and Carnival plc agreed to guarantee under their deeds of guarantee. We anticipate that, in connection with corporate reorganization transactions that we expect to complete shortly, the POPCIL guarantee will terminate in accordance with its terms.

In addition, in exchange for certain amendments to Carnival plc's consolidated indebtedness, which was outstanding prior to April 17, 2003, Carnival Corporation has guaranteed substantially all of the Carnival plc consolidated pre-acquisition debt outstanding at November 30, 2003. Finally, Carnival plc has guaranteed all of the Carnival Corporation pre-acquisition debt outstanding at November 30, 2003.

Carnival Corporation's 2% convertible notes ("2% Notes"), its zero-coupon convertible notes ("Zero-Coupon Notes") and its 1.75% convertible notes ("1.75% Notes") are convertible into 15.3 million shares, 17.4 million shares and a maximum of 20.9 million shares, respectively, of Carnival Corporation common stock.

The 2% Notes are convertible at a conversion price of $39.14 per share, subject to adjustment, during any fiscal quarter for which the closing price of the Carnival Corporation common stock is greater than $43.05 per share for a defined duration of time in the preceding fiscal quarter. The conditions for conversion of the 2% Notes have not been met since their issuance in 2001 through November 30, 2003.

The Zero-Coupon Notes have a 3.75% yield to maturity and are convertible during any fiscal quarter for which the closing price of the Carnival Corporation common stock is greater than a specified trigger price for a defined duration of time in the preceding fiscal quarter. The trigger price commenced at a low of $31.94 per share for the first quarter of fiscal 2002 and increases at an annual rate of 3.75% thereafter, until maturity. As of the end of the 2003 third and fourth quarters, the Zero-Coupon Notes became convertible into Carnival Corporation common stock for the 2003 fourth quarter and the 2004 first quarter as a result of Carnival Corporation's common stock achieving its target conversion trigger price per share of $33.77 and $34.09, respectively, for the requisite periods of time (see Note 15). No Zero-Coupon Notes were converted in fiscal 2003.

The 1.75% Notes, which were issued in April 2003, are convertible at a conversion price of $53.11 per share, subject to adjustment, during any fiscal quarter for which the closing price of the Carnival Corporation common stock is greater than a specified trigger price for a defined duration of time in the preceding fiscal quarter. During the fiscal quarters ending from August 31, 2003 through April 29, 2008, the trigger price will be $63.73 per share. Thereafter, this conversion trigger price increases each quarter based on an annual rate of 1.75%, until maturity. In addition, holders may also surrender the 1.75% Notes for conversion if they have been called for redemption or, for other specified occurrences, including the credit rating assigned to the 1.75% Notes being Baa3 or lower by Moody's Investors Service and BBB- or lower by Standard & Poor's Rating Services, as well as certain corporate transactions. The conditions for conversion of the 1.75% Notes were not met during fiscal 2003. The 1.75% Notes interest is payable in cash semi-annually in arrears, commencing October 29, 2003 through April 29, 2008. Effective April 30, 2008, the 1.75% Notes no longer require a cash interest payment, but interest will accrete at a 1.75% yield to maturity.

Subsequent to April 29, 2008 and October 23, 2008, we may redeem all or a portion of the 1.75% Notes and Zero-Coupon Notes, respectively, at their accreted values and subsequent to April 14, 2008, we may redeem all or a portion of our 2% Notes at their face value plus any unpaid accrued interest.

In addition, on April 29, 2008, 2013, 2018, 2023 and 2028 the 1.75% Noteholders, on April 15 of 2005, 2008 and 2011 the 2% Noteholders and on October 24 of 2006, 2008, 2011 and 2016 the Zero-Coupon Noteholders may require us to repurchase all or a portion of the outstanding 1.75% Notes and Zero-Coupon Notes at their accreted values and the 2% Notes at their face value plus any unpaid accrued interest.

Upon conversion, redemption or repurchase of the 1.75% Notes, the 2% Notes and the Zero-Coupon Notes we may choose to deliver Carnival Corporation common stock, cash or a combination of cash and common stock with a total value equal to the value of the consideration otherwise deliverable. If the 1.75% Notes, 2% Notes and Zero-Coupon Notes were to be put back to us, we would expect to settle them for cash and, accordingly, they are not included in our diluted earnings per share common stock calculations, unless they become convertible and are dilutive to our earnings per share computation. However, no assurance can be given that we will have sufficient liquidity to make such cash payments. See Note 15.

Costa has a 257.5 million euro ($303 million U.S. dollars at the November 30, 2003 exchange rate) unsecured euro revolving credit facility, which expires in May 2006, of which $219 million was available at November 30, 2003. In addition, POPCIL has $710 million of unsecured revolving multi-currency credit facilities, which expire in September 2005, of which $494 million was available at November 30, 2003.

Carnival Corporation's $1.4 billion unsecured multi-currency revolving credit facility matures in June 2006. This facility currently bears interest at libor/eurolibor plus 20 basis points ("BPS"), which interest rate spread over the base rate will vary based on changes to Carnival Corporation's senior unsecured debt ratings, and provides for an undrawn facility fee of ten BPS. Carnival Corporation's commercial paper program is supported by this revolving credit facility and, accordingly, any amounts outstanding under its commercial paper program, none at November 30, 2003 and 2002, reduce the aggregate amount available under this facility. At November 30, 2003, the entire facility was available.

This $1.4 billion facility and other of our loan and derivative agreements contain covenants that require us, among other things, to maintain a minimum debt service coverage and limits our debt to capital ratios and debt to equity ratio, and the amounts of our secured assets and secured indebtedness, and shareholders' equity. In addition, if our business suffers a material adverse change or if other events of default under our loan agreements are triggered, then pursuant to cross default acceleration clauses, substantially all of our outstanding debt and derivative contracts payable could become due and the underlying facilities could be terminated. At November 30, 2003, we were in compliance with all of our debt covenants.

In November 2003, we issued $550 million of unsecured 3.75% Notes due in November 2007, the proceeds of which we used to repay some of the amounts outstanding under the POPCIL $710 million credit facilities and for working capital purposes.

At November 30, 2003, the scheduled annual maturities of our long-term debt was as follows (in millions):

Fiscal	
2004	$ 392
2005	1,263[a]
2006	1,587[a]
2007	999
2008	1,492[a]
Thereafter	1,577
	$7,310

(a) Includes $600 million of Carnival Corporation's 2% Notes in 2005, $541 million of its Zero-Coupon Notes in 2006, and $575 million of its 1.75% Notes in 2008, based in each case on the date of the noteholders' first put option.

Debt issuance costs are generally amortized to interest expense using the straight-line method, which approximates the effective interest method, over the term of the notes or the noteholders first put option date, whichever is earlier. In addition, all loan issue discounts are amortized to interest expense using the effective interest rate method over the term of the notes.

Note 8—Commitments

Ship Commitments

A description of our ships under contract for construction at November 30, 2003 was as follows (in millions, except passenger capacity):

Brand and Ship	Expected Service Date[(a)]	Shipyard	Passenger Capacity	Estimated Total Cost[(b)]
Princess				
Diamond Princess	3/04	Mitsubishi	2,674	$ 475
Caribbean Princess	4/04	Fincantieri[(c)]	3,114	500
Sapphire Princess	6/04	Mitsubishi	2,674	475
Newbuild	6/06	Fincantieri	3,114	500
Total Princess			11,576	1,950
CCL				
Carnival Miracle	2/04	Masa-Yards[(c)(d)]	2,124	375
Carnival Valor	12/04	Fincantieri[(c)]	2,974	510
Carnival Liberty	8/05	Fincantieri	2,974	460
Total CCL			8,072	1,345
Holland America Line				
Westerdam	4/04	Fincantieri[(c)]	1,848	410
Noordam	2/06	Fincantieri[(c)]	1,848	410
Total Holland America Line			3,696	820
Cunard				
Queen Mary 2	1/04	Chantiers de L'Atlantique[(c)(d)]	2,620	800
Queen Victoria	4/05	Fincantieri[(c)]	1,968	410
Total Cunard			4,588	1,210
Costa				
Costa Magica	11/04	Fincantieri[(e)]	2,702	545
Total			30,634	$5,870

(a) The expected service date is the month in which the ship is currently expected to begin its first revenue generating cruise.

(b) Estimated total cost of the completed ship includes the contract price with the shipyard, design and engineering fees, capitalized interest, construction oversight costs and various owner supplied items.

(c) These construction contracts are denominated in euros and have been fixed into U.S. dollars through the utilization of forward foreign currency contracts.

(d) The Carnival Miracle and the Queen Mary 2 were delivered in February 2004 and December 2003, respectively.

(e) This construction contract is denominated in euros, which is Costa's functional currency and, therefore, we have not entered into a forward foreign currency contract to hedge this commitment. The estimated total cost has been translated into U.S. dollars using the November 30, 2003 exchange rate.

In addition to these ship construction contracts, in January 2004, Costa entered into a letter of intent for a 3,004-passenger ship with Fincantieri for a Summer 2006 delivery date at an estimated total cost of 450 million euros.

In connection with our cruise ships under contract for construction, we have paid $876 million through November 30, 2003 and anticipate paying the remaining estimated total costs as follows: $2.98 billion in 2004, $1.24 billion in 2005 and $775 million in 2006.

Operating Leases

Rent expense under our operating leases, primarily for office and warehouse space, was $48 million, $15 million and $13 million in fiscal 2003, 2002 and 2001, respectively. At November 30, 2003, minimum annual rentals for our operating leases, with initial or remaining terms in excess of one year, were as follows (in millions): $57, $49, $36, $26, $23 and $85 in fiscal 2004 through 2008 and thereafter, respectively.

Port Facilities and Other

At November 30, 2003, we had commitments through 2052, with initial or remaining terms in excess of one year, to pay minimum amounts for our annual usage of port facilities and other contractual commitments as follows (in millions): $57, $32, $33, $35, $35 and $200 in fiscal 2004 through 2008 and thereafter, respectively.

Note 9—Contingencies

Litigation

In 2002, two actions (collectively, the "Facsimile Complaints") were filed against Carnival Corporation on behalf of purported classes of persons who received unsolicited advertisements via facsimile, alleging that Carnival Corporation and other defendants distributed unsolicited advertisements via facsimile in contravention of the U.S. Telephone Consumer Protection Act. The plaintiffs seek to enjoin the sending of unsolicited facsimile advertisements and statutory damages. The advertisements referred to in the Facsimile Complaints were not sent by Carnival Corporation, but rather were distributed by a professional faxing company at the behest of travel agencies that referenced a CCL product. We do not advertise directly to the traveling public through the use of facsimile transmission. The ultimate outcomes of the Facsimile Complaints cannot be determined at this time. We believe that we have meritorious defenses to these claims and, accordingly, we intend to vigorously defend against these actions.

In February 2001, Holland America Line-USA, Inc. ("HAL-USA"), a wholly-owned subsidiary, received a grand jury subpoena requesting that it produce documents and records relating to the air emissions from Holland America Line ships in Alaska. HAL-USA responded to the subpoena. The ultimate outcome of this matter cannot be determined at this time.

On August 17, 2002, an incident occurred in Juneau, Alaska onboard Holland America Line's Ryndam involving a wastewater discharge from the ship. As a result of this incident, various Ryndam ship officers and crew have received grand jury subpoenas from the Office of the U.S. Attorney in Anchorage, Alaska requesting that they appear before a grand jury. One subpoena also requested the production of Holland America Line documents, which Holland America Line has produced. Holland America Line is also complying with a subpoena for additional documents. If the investigation results in charges being filed, a judgment could include, among other forms of relief, fines and debarment from federal contracting, which would prohibit operations in Glacier Bay National Park and Preserve during the period of debarment. The State of Alaska is separately investigating this incident. The ultimate outcomes of these matters cannot be determined at this time. However, if Holland America Line were to lose its Glacier Bay permits we would not expect the impact on our financial statements to be material to us since we believe there are additional attractive alternative destinations in Alaska that can be substituted for Glacier Bay.

Costa has instituted arbitration proceedings in Italy to confirm the validity of its decision not to deliver its ship, the Costa Classica, to the shipyard of Cammell Laird Holdings PLC ("Cammell Laird") under a 79 million euro denominated contract for the conversion and lengthening of the ship. Costa has also given notice of termination of the contract. It is now expected that the arbitration tribunal's decision will be made in late-2004 at the earliest. In the event that an award is given in favor of Cammell Laird, the amount of damages, which Costa would have to pay, if any, is not currently determinable. The ultimate outcome of this matter cannot be determined at this time.

On April 23, 2003, Festival Crociere S.p.A. commenced an action against the European Commission (the "Commission") in the Court of First Instance of the European Communities in Luxembourg seeking to annul the Commission's antitrust approval of the DLC transaction (the "Festival Action"). We have been granted leave to intervene in the Festival Action and intend to contest such action vigorously. A successful third party challenge of an unconditional Commission clearance decision would be unprecedented, and based on a review of the law and the factual circumstances of the DLC transaction, as well as the Commission's approval decision in relation to the DLC transaction, we believe that the Festival Action will not have a material adverse effect on the companies or the DLC transaction. However, the ultimate outcome of this matter cannot be determined at this time.

In the normal course of our business, various other claims and lawsuits have been filed or are pending against us. Most of these claims and lawsuits are covered by insurance and, accordingly, the maximum amount of our liability is typically limited to our self-insurance retention levels. However, the ultimate outcome of these claims and lawsuits which are not covered by insurance cannot be determined at this time.

Contingent Obligations

At November 30, 2003, we had contingent obligations totaling $1.08 billion to participants in lease out and lease back type transactions for three of our ships. At the inception of the leases, the entire amount of the contingent obligations was paid by us to major financial institutions to enable them to directly pay these obligations. Accordingly, these obligations were considered extinguished, and neither funds nor the contingent obligations have been included on our balance sheets. We would only be required to make any payments under these contingent obligations in the remote event of nonperformance by these financial institutions, all of which have long-term credit ratings of AAA or AA. In addition, we obtained a direct guarantee from another AAA rated financial institution for $298 million of the above noted contingent obligations, thereby further reducing the already remote exposure to this portion of the contingent obligations. If the major financial institutions' credit ratings fall below AA-, we would be required to move a majority of the funds from these financial institutions to other highly-rated financial institutions. If Carnival Corporation's credit rating falls below BBB, we would be required to provide a standby letter of credit for $90 million, or alternatively provide mortgages in the aggregate amount of $90 million on two of Carnival Corporation's ships.

In the unlikely event that we were to terminate the three lease agreements early or default on our obligations, we would, as of November 30, 2003 have to pay a total of $168 million in stipulated damages. As of November 30, 2003, $177 million of standby letters of credit have been issued by a major financial institution in order to provide further security for the payment of these contingent stipulated damages. In the event we were to default under our $1.4 billion revolving credit facility, we would be required to post cash collateral to support the stipulated damages standby letters of credit. Between 2017 and 2022, we have the right to exercise options that would terminate these transactions at no cost to us. As a result of these three transactions, we have $40 million and $43 million of deferred income recorded on our balance sheets as of November 30, 2003 and 2002, respectively, which is being amortized to nonoperating income through 2022.

Other Contingent Obligations

Some of the debt agreements that we enter into include indemnification provisions that obligate us to make payments to the counterparty if certain events occur. These contingencies generally relate to changes in taxes, changes in laws that increase lender capital costs and other similar costs. The indemnification clauses are often standard contractual terms and were entered into in the normal course of business. There are no stated or notional amounts included in the indemnification clauses and we are not able to estimate the maximum potential amount of future payments, if any, under these indemnification clauses. We have not been required to make any payments under such indemnification clauses in the past and, under current circumstances, we do not believe a request for indemnification is probable.

Note 10—Income and Other Taxes

We believe that substantially all of our income, with the exception of our U.S. source income from the transportation, hotel and tour businesses of Holland America Tours and Princess Tours and the items listed in the regulations under Section 883 that the Internal Revenue Service does not consider to be incidental to ship operations discussed in the following paragraph, is exempt from U.S. federal income taxes. If we were found not to qualify for exemption pursuant to applicable income tax treaties or under the Internal Revenue

Code or if the income tax treaties or Internal Revenue Code were to be changed in a manner adverse to us, a portion of our income would become subject to taxation by the U.S. at higher than normal corporate tax rates.

On August 26, 2003, final regulations under Section 883 of the Internal Revenue Code were published in the Federal Register. Section 883 is the primary provision upon which we rely to exempt certain of our international ship operation earnings from U.S. income taxes. The final regulations list elements of income that are not considered to be incidental to ship operations and, to the extent earned within the U.S., are subject to U.S. income tax. Among the items identified in the final regulations are income from the sale of air and other transportation, shore excursions and pre-and post cruise land packages. These rules will first be effective for us in fiscal 2004.

AIDA, A'ROSA, Ocean Village, P&O Cruises, P&O Cruises Australia and Swan Hellenic are all strategically and commercially managed in the UK and have elected to enter the UK tonnage tax regime. Accordingly, these operations pay UK corporation tax on shipping profits calculated by reference to the net tonnage of qualifying vessels. Income not considered to be shipping profits is taxable under the normal UK tax rules. We believe that substantially all of the income attributable to these brands constitutes shipping profits and, accordingly, income tax expense from these operations has been and is expected to be minimal.

Some of our subsidiaries, including Costa, Holland America Tours, Princess Tours and other of our non-shipping activities, are subject to foreign and/or U.S. federal and state income taxes. In fiscal 2003, we recognized a net $29 million income tax expense, primarily related to these operations. In 2002, we recognized a net $57 million income tax benefit primarily due to an Italian investment incentive law, which allowed Costa to receive a $51 million income tax benefit based on contractual expenditures during 2002 on the construction of a new ship. At November 30, 2003, Costa had a remaining net deferred tax asset of approximately $61 million relating primarily to the tax benefit of the net operating loss carryforwards arising from this incentive law, which expire in 2007. In fiscal 2001, we recognized a $9 million income tax benefit from Costa primarily due to changes in Italian tax law.

We do not expect to incur income taxes on future distributions of undistributed earnings of foreign subsidiaries and, accordingly, no deferred income taxes have been provided for the distribution of these earnings.

In addition to or in place of income taxes, virtually all jurisdictions where our ships call, impose taxes based on passenger counts, ship tonnage or some other measure. These taxes, other than those directly charged to and/or collected from passengers by us, are recorded as operating expenses in the accompanying statements of operations.

Note 11—Shareholders' Equity

Carnival Corporation's articles of incorporation authorize its Board of Directors, at its discretion, to issue up to 40 million shares of its preferred stock and Carnival plc has 100,000 authorized preference shares. At November 30, 2003 and 2002, no Carnival Corporation preferred stock had been issued and only a nominal amount of Carnival plc preferred shares had been issued.

At November 30, 2003, there were 91.7 million shares of Carnival Corporation common stock reserved for issuance pursuant to its convertible notes and its employee benefit and dividend reinvestment plans. In addition, Carnival plc shareholders have authorized 4.8 million ordinary shares for future issuance under its employee benefit plans.

At November 30, 2003 and 2002, AOCI included cumulative foreign currency translation adjustments which increased shareholders' equity by $191 million and $29 million, respectively.

Note 12—Financial Instruments

We estimated the fair value of our financial instruments through the use of public market prices, quotes from financial institutions and other available information. Considerable judgment is required in interpreting data to develop estimates of fair value and, accordingly, amounts are not necessarily indicative of the amounts that we could realize in a current market exchange. Our financial instruments are not held for trading or other speculative purposes.

Cash and Cash Equivalents

The carrying amounts of our cash and cash equivalents approximate their fair values due to their short maturities.

Other Assets

At November 30, 2003 and 2002, long-term other assets included marketable securities held in rabbi trusts for certain of our nonqualified benefit plans and notes and other receivables. These assets had carrying and fair values of $225 million at November 30, 2003 and $173 million at November 30, 2002. Fair values were based on public market prices, estimated discounted future cash flows or estimated fair value of collateral.

Debt

The fair values of our non-convertible debt and convertible notes were $5.8 billion and $1.92 billion, respectively, at November 30, 2003 and $2.04 billion and $1.28 billion at November 30, 2002. These fair values were greater than the related carrying values by $140 million and $205 million, respectively, at November 30, 2003 and $4 million and $162 million at November 30, 2002. The net difference between the fair value of our debt and its carrying value was due primarily to our issuance of debt obligations at fixed interest rates that are above market interest rates in existence at the measurement dates, as well as the impact of changes in the Carnival Corporation common stock value on our convertible notes on those dates. The fair values of our unsecured fixed rate public notes, convertible notes, sterling bonds and unsecured 5.57% euro notes were based on their public market prices. The fair values of our other debt were estimated based on appropriate market interest rates being applied to this debt.

Foreign Currency Contracts

We have forward foreign currency contracts, designated as foreign currency fair value hedges, for seven of our euro denominated shipbuilding contracts (see Note 8). At November 30, 2003 and 2002, the fair value of these forward contracts was an unrealized gain of $363 million and an unrealized loss of $178 million, respectively. These forward contracts mature through 2006. The fair values of our forward contracts were estimated based on prices quoted by financial institutions for these instruments.

We have cross currency swaps totaling $644 million that are designated as hedges of our net investments in foreign subsidiaries, which have euro and sterling denominated functional currencies. These cross currency swaps were entered into to effectively convert U.S. dollar denominated debt into euro or sterling debt, which acts as a hedge of our net investments in cruise lines whose functional currencies are the euro and sterling. At November 30, 2003, the fair value of these cross currency swaps was an unrealized loss of $49 million, of which $39 million is included in the cumulative translation adjustment component of AOCI. These currency swaps mature through 2007. We also have $171 million of cross currency swaps, which effectively converts euro denominated debt into sterling debt, which is the functional currency of our subsidiary which was the borrower. At November 30, 2003, the fair value of these cross euro/sterling currency swaps was a loss of $21 million. These currency swaps mature through 2012. The fair value of our cross currency swaps were estimated based on prices quoted by financial institutions for these instruments. Finally, we have designated $355 million of outstanding sterling debt, which is a nonderivative and matures in 2012, as a hedge of our net investments in foreign operations and, accordingly, have included $24 million of foreign currency transaction losses in the cumulative translation adjustment component of AOCI at November 30, 2003.

Interest Rate Swaps

We have interest rate swap agreements designated as fair value hedges whereby we receive fixed interest rate payments in exchange for making variable interest rate payments. At November 30, 2003 and 2002, these interest rate swap agreements effectively changed $1.19 billion and $225 million of fixed rate debt to Libor-based floating rate debt.

In addition, we also have interest rate swap agreements designated as cash flow hedges whereby we receive variable interest rate payments in exchange for making fixed interest rate payments. At November 30, 2003 and 2002, these interest rate swap agreements effectively changed $760 million and $468 million, respectively, of euribor floating rate debt to fixed rate debt.

These interest rate swap agreements mature through 2012. At November 30, 2003 and 2002, the fair value of our interest rate swaps was a loss of $6 million and $0.1 million, respectively. The fair values of our interest rate swap agreements were estimated based on prices quoted by financial institutions for these instruments.

Note 13—Segment Information

Our cruise segment included thirteen cruise brands since April 17, 2003, and six Carnival Corporation cruise brands from December 1, 2001 to April 16, 2003, which have been aggregated as a single reportable segment based on the similarity of their economic and other characteristics.

Our other segment represents the transportation, hotel and tour operations of Holland America Tours and Princess Tours and the business to business travel agency operations of P&O Travel Ltd., the latter two since completion of the DLC transaction on April 17, 2003. The significant accounting policies of our segments are the same as those described in Note 2—"Summary of Significant Accounting Policies." Information for our cruise and other segments as of and for the year ended November 30, was as follows (in millions):

	Revenues[a][b]	Operating expenses	Selling and adminis-trative	Depreciation and amortization	Operating income (loss)	Capital expend-itures	Total assets
2003							
Cruise	**$6,459**	**$3,624**	**$896**	**$568**	**$1,371**	**$ 2,454**	**$24,090**
Other	**345**	**280**	**36**	**17**	**12**	**62**	**401[c]**
Intersegment elimination	**(86)**	**(86)**					
	$6,718	**$3,818**	**$932**	**$585**	**$1,383**	**$ 2,516**	**$24,491**
2002							
Cruise[d]	$4,244	$2,222	$577	$371	$1,055[c]	$ 1,949	$12,120
Other	176	145	32	11	(13)	37	215[c]
Intersegment elimination	(37)	(37)					
	$4,383	$2,330	$609	$382	$1,042	$ 1,986	$12,335
2001							
Cruise[d]	$4,371	$2,347	$584	$361	$ 946[e]	$ 802	$11,375
Other	229	186	35	11	(10)[e]	25	189[c]
Affiliated operations[f]					(44)		
Intersegment elimination	(51)	(51)					
	$4,549	$2,482	$619	$372	$ 892	$ 827	$11,564

(a) Other revenues included revenues for the cruise portion of a tour, when a cruise is sold along with a land tour package by Holland America Tours and Princess Tours, and shore excursion and port hospitality services provided to cruise passengers by these tour companies. These intersegment revenues are eliminated from other revenues in the line "Intersegment elimination."

(b) Revenue amounts in 2002 and 2001 have been reclassified to conform to the 2003 presentation.

(c) Other assets primarily included hotels and lodges in Alaska and the Canadian Yukon, luxury dayboats offering tours to the glaciers of Alaska and the Yukon River, motor coaches used for sightseeing and charters in the States of Washington and Alaska, British Columbia, Canada and the Canadian Yukon and private, domed rail cars, which run on the Alaska Railroad between Anchorage and Fairbanks.

(d) In 2003, we commenced allocating all corporate expenses to our cruise segment. Accordingly, the 2002 and 2001 presentations have been restated to allocate the previously unallocated 2002 and 2001 corporate expenses and assets to our cruise segment.

(e) Cruise operating income included impairment charges of $20 million in 2002 and $134 million in 2001 and other operating loss included an impairment charge of $6 million in 2001.

(f) On June 1, 2001, we sold our investment in Airtours. Accordingly, we did not record any equity in the earnings or losses of Airtours after May 31, 2001.

Foreign revenues for our cruise brands represent sales generated from outside the U.S. primarily by foreign tour operators and foreign travel agencies. Substantially all of these foreign revenues are from the UK, Italy, Germany, Canada, France, Australia, Spain, Switzerland and Brazil. Substantially all of our long-lived assets are located outside of the U.S. and consist principally of our goodwill, trademarks, ships and ships under construction.

Revenue information by geographic area for fiscal 2003, 2002 and 2001 was as follows (in millions):

	2003	2002	2001
U.S.	**$4,513**	$3,304	$3,500
Foreign	**2,205**	1,079	1,049
	$6,718	$4,383	$4,549

Note 14—Benefit Plans

Stock Option Plans

We have stock option plans primarily for supervisory and management level employees and members of our Board of Directors. The Carnival Corporation and Carnival plc plans are administered by a committee of three of our directors (the "Committee") which determines who is eligible to participate, the number of shares for which options are to be granted and the amounts that may be exercised within a specified term. The Carnival Corporation and Carnival plc option exercise price is generally set by the Committee at 100% of the fair market value of the common stock/ordinary shares on the date the option is granted. Substantially all Carnival Corporation options granted during fiscal

2003, 2002 and 2001 and Carnival plc options granted in 2003 were granted at an exercise price per share equal to the fair market value of the Carnival Corporation common stock and Carnival plc ordinary shares, respectively, on the date of grant. Carnival Corporation employee options generally vest evenly over five years and have a ten year term. Carnival plc employee options generally vest at the end of three years and have a ten year term. Carnival Corporation director options granted subsequent to fiscal 2000 vest evenly over five years and have a ten year term. At November 30, 2003, Carnival Corporation had 34.9 million shares and Carnival plc had 4.8 million shares, which were available for future grants under the option plans.

A combined summary of the activity and status of the Carnival Corporation and Carnival plc stock option plans was as follows:

	Weighted-Average Exercise Price Per Share			Number of Options Years Ended November 30,		
	2003	2002	2001	**2003**	2002	2001
Outstanding options—beginning of year	**$29.26**	$28.95	$26.80	**11,828,958**	12,774,293	8,840,793
Carnival plc outstanding options at April 17, 2003[a]	**$19.64**			**5,523,013**		
Options granted	**$30.88**	$26.54	$26.44	**5,464,109**	33,000	6,580,250
Options exercised[b]	**$17.35**	$14.35	$11.70	**(2,919,554)**	(404,615)	(2,218,075)
Options canceled	**$28.64**	$32.80	$35.15	**(598,547)**	(573,720)	(428,675)
Outstanding options—end of year[e]	**$28.79**	$29.26	$28.95	**19,297,979**[c]	11,828,958	12,774,293
Options exercisable—end of year	**$27.68**	$28.71	$25.96	**7,848,335**[d]	4,775,894	2,972,498

(a) All Carnival plc unvested options outstanding on the date the DLC transaction was completed vested fully on such date, except for 1.3 million options, which were granted on April 15, 2003.

(b) Included 1.8 million Carnival plc options in 2003, of which 1.0 million had a sterling denominated exercise price.

(c) Included 3.6 million of Carnival plc options at a weighted-average exercise price of $20.89 per share, based on the November 30, 2003 U.S. dollar to sterling exchange rate.

(d) Included 2.2 million of Carnival plc options at a weighted-average exercise price of $18.06 per share.

(e) On December 1, 2003, as a result of the Princess cruise operations being transferred to the Carnival Corporation side of the DLC structure, options to purchase 567,000 shares of Carnival plc vested immediately, and the termination date of 1.5 million Carnival plc exercisable options were shortened to the earlier of 12 months after the December 1, 2003 reorganization date or 42 months after the date of grant. All such changes have been made pursuant to the original terms of the Carnival plc plan.

Combined information with respect to outstanding and exercisable Carnival Corporation and Carnival plc stock options at November 30, 2003 was as follows:

	Options Outstanding			Options Exercisable	
Exercise Price Range	Shares	Weighted-Average Remaining Life (Years)	Weighted-Average Exercise Price	Shares	Weighted-Average Exercise Price
$ 1.94–$ 2.25	30,980	[a]	$ 2.07	30,980	$ 2.07
$10.59–$15.00	735,102	5.4	$13.54	735,102	$13.54
$16.28–$22.57	4,477,849	7.1	$20.71	2,617,539	$19.70
$23.04–$27.88	5,714,089	8.4	$26.44	1,319,694	$25.00
$28.21–$34.91	5,518,009	8.4	$32.12	1,172,570	$30.27
$36.72–$41.34	102,000	4.8	$38.09	97,600	$38.06
$43.56–$48.56	2,719,950	5.7	$44.36	1,874,850	$44.50
Total	19,297,979	7.6	$28.79	7,848,335	$27.68

(a) These stock options do not have an expiration date.

Carnival Corporation Restricted Stock

Carnival Corporation has issued restricted stock to a few officers. These shares have the same rights as Carnival Corporation common stock, except for transfer restrictions and forfeiture provisions. During fiscal 2003, 2002 and 2001, 455,000 shares, 150,000 shares and 150,000 shares, respectively, of Carnival Corporation common stock were issued, which were valued at $14 million, $4 million and $5 million, respectively. Unearned stock compensation was recorded within shareholders' equity at the date of award based on the quoted market price of the Carnival Corporation common stock on the date of grant and is amortized to expense using the straight-line method from the grant date through the earlier of the vesting date or the officers estimated retirement date. These shares either have three or five-year cliff vesting or vest evenly over five years after the grant date. As of November 30, 2003 and 2002 there were 1,055,000 shares and 750,000 shares, respectively, issued under the plan which remained to be vested.

Defined Benefit Pension Plans

We have several defined benefit pension plans, which cover some of our shipboard and shoreside employees. The U.S. and UK shoreside employee plans are closed to new membership. The plans are funded, at a minimum, in accordance with U.S. or UK regulatory requirements, with the remaining plans being primarily unfunded. In determining our plans' benefit obligations at November 30, 2003, we used assumed weighted-average discount rates of 6.0% and 5.3% for our U.S. and foreign plans, respectively. The net liabilities related to the obligations under these single employer defined benefit pension plans are not material.

A minimum pension liability adjustment is required when the actuarial present value of accumulated benefits exceeds plan assets and accrued pension liabilities. At November 30, 2003 and 2002, our single employer plans had aggregated additional minimum pension liability adjustments, less allowable intangible assets, of $14 million and $15 million, respectively, which are included in AOCI.

In addition, P&O Cruises participated in a Merchant Navy Ratings Pension Fund ("MNRPF"), which is a defined benefit multiemployer pension plan. This plan has a significant funding deficit and has been closed to further benefit accrual since prior to the completion of the DLC transaction. P&O Cruises, along with other unrelated employers, are making payments into this plan under a non-binding Memorandum of Understanding to reduce the deficit. Accordingly, at November 30, 2003, we had recorded a long-term pension liability of $19 million, which represented our estimate of the present value of the entire liability due by us under this plan.

P&O Cruises, Princess and Cunard Line Limited also participate in an industry-wide British merchant navy officers pension fund ("MNOPF"), which also is a defined benefit multiemployer pension plan that is available to certain of their shipboard British officers. The MNOPF is divided into two sections, the "New Section" and the "Old Section," each of which covers a different group of participants, with the Old Section closed to further benefit accrual and the New Section only closed to new membership. Holland America Line also participates in a Dutch shipboard officers defined benefit multiemployer pension plan. Our multiemployer yearly pension fund plan expenses are based on the amount of contributions we are required to make annually into the plans.

Total expense for all of our defined benefit pension plans, including our multiemployer plans, was $17 million, $11 million and $8 million in fiscal 2003, 2002 and 2001, respectively.

As of March 31, 2003, the date of the most recent formal actuarial valuation prepared by the MNOPF's actuary, the New Section of the MNOPF was estimated to have a fund deficit of approximately 200 million sterling, or $340 million, assuming a 7.7% discount rate. At November 30, 2003, our external actuary informally updated the March 31, 2003 valuation and estimated that the New Section deficit was approximately 640 million sterling, or $1.1 billion, assuming a 5.3% discount rate. This 5.3% is the assumed discount rate we have used for determining our other foreign pension plans obligations. Based solely upon our share of current contributions to the MNOPF, our share of these deficit amounts would be between $27 million and $85 million, depending on whether the deficit was $340 million or $1.1 billion, respectively. However, the extent of our portion of any liability with respect to the fund's deficit is uncertain, and is the subject of ongoing litigation, the outcome of which cannot be determined at this time. In addition, the amount of the fund deficit is subject to estimates and assumptions, which could cause the deficit amount to vary considerably.

A substantial portion of any MNOPF fund deficit liability which we may have relates to P&O Cruises and Princess liabilities which existed prior to the DLC transaction. However, since the MNOPF is a multiemployer plan and it is not probable that we will withdraw from the plan nor is our share of the liability certain, we are required to record our MNOPF plan expenses, including any contributions to fund the deficit, as they are contributed, instead of as a Carnival plc acquisition liability that existed at the DLC transaction date. It is currently expected that deficit funding contributions, if any, will be required to be paid over at least ten years.

Defined Contribution Plans

We have several defined contribution plans available to substantially all employees. We contribute to these plans based on employee contributions, salary levels and length of service. Total expense relating to these plans was $12 million, $8 million and $8 million in fiscal 2003, 2002 and 2001, respectively.

Note 15—Earnings Per Share

Our basic and diluted earnings per share were computed as follows (in millions, except per share data):

	Years Ended November 30,		
	2003	2002	2001
Net income	**$1,194**	$1,016	$ 926
Interest on dilutive convertible notes	**5**		
Net income for diluted earnings per share	**$1,199**	$1,016	$ 926
Weighted-average common and ordinary shares outstanding	**718**	587	585
Dilutive effect of convertible notes	**4**		
Dilutive effect of stock plans	**2**	1	2
Diluted weighted-average shares outstanding	**724**	588	587
Basic earnings per share	**$ 1.66**	$ 1.73	$1.58
Diluted earnings per share	**$ 1.66**	$ 1.73	$1.58

The weighted-average shares outstanding for the year ended November 30, 2003 includes the pro rata Carnival plc shares since April 17, 2003.

If Carnival Corporation's common stock price reaches specified trigger prices for a defined duration of time within a completed quarter, then, under the terms of various classes of Carnival Corporation's convertible debt securities (each having its own trigger prices), such classes of debt securities will become convertible for the next succeeding quarter, and the shares of Carnival Corporation common stock into which those debt securities become convertible will be considered outstanding for the most recently completed quarter's diluted earnings per share computation, if dilutive.

Carnival Corporation's Zero-Coupon Notes' contingent conversion trigger price was reached in the second half of fiscal 2003. Accordingly, the diluted earnings per share computation included an adjustment to increase net income for the imputed interest expense recorded on these Zero-Coupon Notes and the diluted weighted-average shares outstanding for fiscal 2003 included the weighted-average of the 17.4 million shares that could be converted at the noteholders' options. The conversion of these notes was only dilutive in the 2003 third quarter.

Our diluted earnings per share computation for fiscal 2003 did not include a maximum of 36.2 million (32.7 million in 2002 and 2001) shares of Carnival Corporation common stock issuable upon conversion of its convertible debt, as this common stock was not issuable under the contingent conversion provisions of these debt instruments (see Note 7).

Options to purchase 8.4 million, 6.0 million and 5.4 million shares for fiscal 2003, 2002 and 2001, respectively, were excluded from our diluted earnings per share computation since the effect of including them was anti-dilutive.

Note 16—Supplemental Cash Flow Information

	Years Ended November 30,		
(in millions)	**2003**	2002	2001
Cash paid for			
Interest, net of amount capitalized	**$156**	$110	$109
Income taxes, net	**$ 21**		$ 4
Other noncash investing and financing activities			
Common stock received as payment of stock option exercise price			$ 23
Notes received upon the sale of the Nieuw Amsterdam		$ 60	

Note 17—Recent Accounting Pronouncement

In January 2003, as amended, the Financial Accounting Standards Board ("FASB") issued Financial Accounting Standards Board Interpretation ("FIN") No. 46, "Consolidation of Variable Interest Entities." FIN No. 46 requires consolidation of variable interest entities ("VIE's") by the "primary beneficiary," as defined, if certain criteria are met. FIN No. 46 is effective immediately for VIE's created or acquired after January 31, 2003. For pre-existing VIE's, disclosure requirements are effective immediately and consolidation provisions are effective for our 2004 second quarter. In accordance with FIN No. 46, we have determined that we are carrying a loan, initially made in April 2001, to a ship repair facility that is a VIE. Although we use this facility for some of our ship repair work, we are not a "primary beneficiary" and, accordingly, this entity will not be consolidated in our financial statements. At November 30, 2003, our loan to this VIE, which is also our maximum exposure to loss, was $41 million.

Report of Independent Certified Public Accountants

To the Boards of Directors and Shareholders of
Carnival Corporation and Carnival plc

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of operations, cash flows and shareholders' equity present fairly, in all material respects, the financial position of Carnival Corporation & plc (comprising Carnival Corporation and Carnival plc and their respective subsidiaries) at November 30, 2003 and 2002, and the results of their operations and their cash flows for each of the three years in the period ended November 30, 2003 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

As described in Note 2 to the financial statements, the Company adopted SFAS No.142 "Goodwill and Other Intangible Assets" which changed the method of accounting for goodwill and other intangible assets effective December 1, 2001.

PricewaterhouseCoopers LLP

Miami, Florida
January 29, 2004

Management's Discussion and Analysis of Financial Condition and Results of Operations

Cautionary Note Concerning Factors That May Affect Future Results

Some of the statements contained in this 2003 Annual Report are "forward-looking statements" that involve risks, uncertainties and assumptions with respect to us, including some statements concerning future results, plans, outlook, goals and other events which have not yet occurred. These statements are intended to qualify for the safe harbors from liability provided by Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934. You can find many, but not all, of these statements by looking for words like "will," "may," "believes," "expects," "anticipates," "forecast," "future," "intends," "plans," and "estimates" and for similar expressions.

Because forward-looking statements involve risks and uncertainties, there are many factors that could cause our actual results, performance or achievements to differ materially from those expressed or implied in this 2003 Annual Report. Forward-looking statements include those statements which may impact the forecasting of our earnings per share, net revenue yields, booking levels, pricing, occupancy, operating, financing and tax costs, costs per available lower berth day, estimates of ship depreciable lives and residual values, outlook or business prospects. These factors include, but are not limited to, the following:

- achievement of expected benefits from the DLC transaction;
- risks associated with the DLC structure;
- risks associated with the uncertainty of the tax status of the DLC structure;
- general economic and business conditions, which may impact levels of disposable income of consumers and net revenue yields for our cruise brands;
- conditions in the cruise and land-based vacation industries, including competition from other cruise ship operators and providers of other vacation alternatives and increases in capacity offered by cruise ship and land-based vacation alternatives;
- the impact of operating internationally;
- the international political and economic climate, armed conflicts, terrorist attacks, availability of air service and other world events and adverse publicity, and their impact on the demand for cruises;
- accidents and other incidents affecting the health, safety, security and vacation satisfaction of passengers;
- our ability to implement our shipbuilding programs and brand strategies and to continue to expand our business worldwide;
- our ability to attract and retain qualified shipboard crew and maintain good relations with employee unions;
- our ability to obtain financing on terms that are favorable or consistent with our expectations;
- the impact of changes in operating and financing costs, including changes in foreign currency and interest rates and fuel, food, payroll, insurance and security costs;
- changes in the tax, environmental, health, safety, security and other regulatory regimes under which we operate;
- continued availability of attractive port destinations;
- our ability to successfully implement cost improvement plans and to integrate business acquisitions;
- continuing financial viability of our travel agent distribution system;
- weather patterns or natural disasters; and
- the ability of a small group of shareholders to effectively control the outcome of shareholder voting.

Forward-looking statements should not be relied upon as a prediction of actual results. Subject to any continuing obligations under applicable law or any relevant listing rules, we expressly disclaim any obligation to disseminate, after the date of this 2003 Annual Report, any updates or revisions to any such forward-looking statements to reflect any change in expectations or events, conditions or circumstances on which any such statements are based.

Executive Overview

Over the past three years our net revenue yields have declined (see "Key Performance Indicators" below). We believe this decline has been a result of a number of factors affecting consumers' vacation demand including, among other things, armed conflicts in the Middle East and elsewhere, terrorist attacks in the U.S. and elsewhere, minor passenger and crew illnesses, the uncertain worldwide economy and adverse publicity surrounding these and other events. In addition to these concerns, the recent large increase in new ship capacity in the cruise industry over this period has intensified competition to attract customers from land-based vacation alternatives, which has also contributed to lower cruise ticket prices.

In addition to the lower pricing trends over this period, the cruise industry has also experienced historically high fuel costs; significant increases in insurance and security costs, precipitated by the events of September 11, 2001; and higher environmental costs, resulting primarily from upgrading environmental compliance programs. It is possible that some of these increasing cost trends will continue in the future. However, as we have done in the past, we expect to be able to partially offset these increases through the continuing benefits of scale, as well as cost containment measures.

The factors mentioned above have put pressure on our earnings over this period, especially since most of our costs are largely fixed once we put a ship into service. Although it is impossible to quantify the financial impact on us of each of the foregoing factors, these events adversely impacted the entire leisure and travel industry in general, and the cruise industry and us in particular.

During 2003, we were able to complete the largest acquisition in our history, the DLC transaction with P&O Princess. We have made significant progress in integrating our two organizations, including announcing the expected redeployment in late 2004 of CCL's Jubilee to the P&O Cruises Australia fleet, the transfer of a Holland America newbuild shipyard slot to Princess for a new ship deployment in 2006, the consolidation of our German and London office operations and the sale of our German river boat business, global procurement savings and the implementation of many best practices among our brands. As a result, we are well on our way to realizing the $100 million of annual DLC transaction synergies we initially targeted.

In addition, during the second half of 2003, we saw a strong rebound in our booking volumes, which commenced shortly after the conclusion of the Iraqi war, although our cruise ticket prices were still somewhat lower than last year.

As mentioned above, the entire cruise industry had a large increase in capacity during this three year period, including our introduction of seven new ships into service during 2003. Even with our 17.5% pro forma capacity increase in fiscal 2003, we were able to maintain our occupancy level at over 103%. As a large part of our operating costs are fixed in nature, we strategically manage our prices to enable us to fill our ships at the highest possible prices, since incremental passengers contribute to our fixed costs. Our ability to maintain these high occupancy levels helped us to achieve an increasing level of onboard and other revenues, which partially offset the impact of lower cruise ticket prices.

Throughout this period, despite the adverse external travel and leisure environment and the significant increase in cruise industry capacity, we generated significant cash flows. These results provide an indication of the strength of our business. However, our operations are subject to many risks, as briefly noted above and under the caption "Cautionary Note Concerning Factors That May Affect Future Results," which could significantly impact our future results.

The year over year percentage increases in Carnival Corporation & plc's available lower berth day ("ALBD") capacity for fiscal 2004 (versus fiscal 2003 pro forma ALBD, assuming that the DLC transaction was completed and Carnival plc was consolidated for the full period in 2003), 2005 and 2006, resulting primarily from new ships entering service, is currently expected to be 17.5%, 9.2% and 5.3%, respectively.

We believe that given a more stable geopolitical environment, our net revenue yields will increase in 2004, despite the expected significant increase in our 2004 passenger capacity.

Outlook For Fiscal 2004 ("2004")

As of December 18, 2003, we said that we expected our first quarter 2004 earnings per share to be in the range of $0.17 to $0.20 versus 2003 pro forma first quarter earnings per share of $0.16 ($0.18 less a $0.02 per share non-recurring gain from insurance settlements). We also said that we were comfortable with consensus earnings estimates for the 2004 year, which at that time was $1.98 per share, assuming no significant geopolitical or economic shocks.

Since early January, the cruise industry has entered the "wave season" (a period of higher booking levels than during the rest of the year). As we had expected, bookings during this year's wave season have been significantly higher than during the comparable period last year, which was adversely impacted by the build up to the war in Iraq. Since the beginning of January, company wide booking levels have been running 59% higher than during the same period last year, which is significantly above the company's 17.5% pro forma capacity increase for 2004.

We now expect that first quarter 2004 net revenue yields will increase 3% to 4% (versus an increase of 1% to 2% in our previous guidance) and net cruise costs per ALBD, will be at the low end of our previous guidance of an increase of 1% to 3%. The increase in expected net revenue yields is largely due to the weakening of the U.S. dollar, and to a lesser extent, higher than expected pricing on close to sailing bookings. The weak dollar also had the effect of increasing net cruise costs per ALBD, however that is expected to be more than offset by lower than anticipated advertising costs, which is partially timing and is expected to be expended later in the year, and lower than forecasted fuel costs. We now expect first quarter 2004 earnings per share to be in the range of $0.21 to $0.22.

Net revenue yields for the year 2004 are now forecast to increase 5% to 7%, versus our previous forecast of an increase of 2% to 4%. The increase in expected net revenue yields is largely due to weakness in the

U.S. dollar (our current guidance is based on an exchange rate of $1.27 to the euro and $1.84 to the sterling), and to a lesser extent, strengthening booking levels noted during wave season. Net cruise costs per ALBD is forecast to increase 2% to 3% versus to our earlier guidance of flat compared to 2003 pro forma costs. The increase in expected net cruise costs per ALBD is due to the weaker U.S. dollar.

Carnival Corporation's 2% Notes become convertible if the share price of its common stock closes above $43.05 for 20 days out of the last 30 trading days of the quarter. If the 2% Notes become convertible, earnings per share for the full year 2004 will be reduced by $0.02 per share. Assuming this dilution occurs, we are comfortable with the current consensus 2004 earnings estimates of $2.02 per share, assuming no geopolitical or economic shocks.

Income Taxes

The new U.S. income tax regulations under Section 883 of the Internal Revenue Code have become effective for us in 2004. Although we are still in the process of analyzing the impact of these new rules on our operations, based upon our preliminary analysis, we currently estimate that their application will reduce our 2004 earnings per share by approximately $0.02 to $0.03.

Key Performance Indicators

We use net cruise revenues per ALBD ("net revenue yields") and net cruise costs per ALBD as significant non-GAAP financial measures of our cruise segment financial performance. We believe that net revenue yields are commonly used in the cruise industry to measure a company's revenue performance and pricing power. This measure is also used for revenue management purposes. In calculating net revenue yields, we use net cruise revenues rather than gross cruise revenues. We believe that "net cruise revenues" is a more meaningful measure in determining revenue yield than gross cruise revenues because it reflects the cruise revenues earned by us net of its most significant variable costs (travel agent commissions, cost of air transportation and certain other variable direct costs associated with onboard revenues). Substantially all of our remaining cruise costs are largely fixed once our ship capacity levels have been determined.

Net cruise costs per ALBD is the most significant measure we use to monitor our ability to control costs. In calculating this measure, we exclude the same variable costs as described above, which are included in the calculation of net cruise revenues. This is done to avoid duplicating these variable costs in the two non-GAAP financial measures described above.

Critical Accounting Estimates

Our critical accounting estimates are those which we believe require our most significant judgments about the effect of matters that are inherently uncertain. A discussion of our critical accounting estimates, the underlying judgments and uncertainties used to make them and the likelihood that materially different estimates would be reported under different conditions or using different assumptions, is set forth below.

Ship Accounting

Our most significant assets are our ships and ships under construction, which represent 78% of our total assets. We make several critical accounting estimates dealing with our ship accounting. First, we compute our ships' depreciation expense, which represents 11.9% of our cruise operating expenses in fiscal 2003, which requires us to estimate the average useful life of each of our ships, as well as their residual values. Secondly, we account for ship improvement costs by capitalizing those costs, which we believe will add value to our ships and depreciate those improvements over their estimated useful lives. Finally, we account for the replacement or refurbishment of our ship components and recognize the resulting loss in our results of operations.

We determine the average useful lives of our ships based primarily on our estimates of the average useful lives of the ships' major component systems, such as cabins, main diesels, main electric, superstructure and hull. In addition, we consider, among other things, the impact of anticipated technological changes, long-term vacation market conditions and competition and historical useful lives of similarly-built ships. We have estimated our new ships' average useful lives at 30 years and their residual values at 15% of our original ship cost.

Given the very large and complex nature of our ships, ship accounting estimates require considerable judgment and are inherently uncertain. We do not have cost segregation studies performed to specifically componetize our ship systems; therefore, our overall estimates of the relative costs of these component systems are based principally on general and technical information known about major ship component system lives and our knowledge of the cruise industry. In addition, we do not identify and track the depreciation of specific component systems, but instead utilize estimates when determining the net cost basis of assets being replaced or refurbished. If materially different conditions existed, or if we materially changed our assumptions of ship lives and residual values, our depreciation expense or loss on replacement or refurbishment of ship assets and net book value of our ships would be materially different. In addition, if we change our assumptions in making our determinations as to whether improvements to a ship add value, the amounts we expense each year as repair and maintenance costs could increase, partially offset by a decrease in depreciation expense, as less costs would have been initially capitalized to our ships. Our fiscal 2003 ship depreciation expense would have increased by approximately $18 million for every year we reduced our estimated average 30 year ship useful life. In addition, if our ships were estimated to have no residual value, our fiscal 2003 depreciation expense would have increased by approximately $78 million. Some ships in our fleet are over 30 years old.

We believe that the estimates we made for ship accounting purposes are reasonable and our methods are consistently applied and, accordingly, result in depreciation expense that is based on a rational and systematic method to equitably allocate the costs of our ships to the periods during which services are obtained from their use. In addition, we believe that the estimates we made are reasonable and our methods consistently applied (1) in determining the average useful life and residual values of our ships; (2) in determining which ship improvement costs add value to our ships; and (3) in determining the net cost basis of ship component assets being replaced or refurbished. Finally, we believe our critical ship accounting estimates are generally comparable with those of other major cruise companies.

Asset Impairment

The impairment reviews of our ship and trademark assets and of our goodwill, which has been allocated to our reporting units, such as our cruise lines, require us to make significant estimates to determine the fair values, including the cash flows, of these assets or reporting units.

The determination of fair value includes numerous uncertainties, unless a viable actively traded market exists for the asset or for a comparable reporting unit, which is usually not the case for cruise ships, cruise lines and trademarks. For example, in determining fair values of ships and cruise lines utilizing discounted forecasted cash flows, significant judgments are made concerning, among other things, future net revenue yields, net cruise costs per ALBD, interest and discount rates, cruise itineraries, ship additions and retirements, technological changes, consumer demand, governmental regulations and the effects of competition. In addition, third party appraisers are sometimes used to determine fair values and some of their valuation methodologies are also subject to similar types of uncertainties. Also, the determination of fair values of reporting units using a price earnings multiple approach also requires significant judgments, such as determining reasonably comparable multiples. Finally, determining trademark fair values also requires significant judgments in determining both the estimated trademark cash flows, and the appropriate royalty rates to be applied to those cash flows to determine their fair value. We believe that we have made reasonable estimates and judgments in determining whether our ships, goodwill and trademarks have been impaired. However, if there is a material change in the assumptions used in our determination of fair value or if there is a material change in the conditions or circumstances influencing fair value, we could be required to recognize a material impairment charge.

Contingencies

We periodically assess the potential liabilities related to any lawsuits or claims brought against us, as well as for other known unasserted claims, including environmental, legal and tax matters. While it is typically very difficult to determine the timing and ultimate outcome of these matters, we use our best judgment to determine if it is probable that we will incur an expense related to the settlement or final adjudication of such matters and whether a reasonable estimation of such probable loss, if any, can be made. In assessing probable losses, we make estimates of the amount of insurance recoveries, if any. We accrue a liability when we believe a loss is probable and the amount of the loss can be reasonably estimated, in accordance with the provisions of SFAS No. 5, "Accounting for Contingencies," as amended. Such accruals are typically based on developments to date, management's estimates of the outcomes of these matters, our experience in contesting, litigating and settling other similar matters and any related insurance coverage. See Notes 9 and 14 in the accompanying financial statements for additional information concerning our contingencies.

Given the inherent uncertainty related to the eventual outcome of these matters and potential insurance recoveries, it is possible that all or some of these matters may be resolved for amounts materially different from any provisions or disclosures that we may have made with respect to their resolution. In addition, as new information becomes available, we may need to reassess the amount of probable liability that needs to be accrued related to our contingencies. All such revisions in our estimates could materially impact our results of operations and financial position.

Property, Plant and Equipment Draft Statement of Position

In late 2003, the Accounting Standards Executive Committee issued a new Statement of Position draft, entitled "Accounting for Certain Costs and Activities Related to Property, Plant and Equipment" ("PP&E SOP"), the adoption of which is subject to the final clearance of the FASB. If issued in its new form, the PP&E SOP would allow us the choice of selecting the level at which we componetize our ships, as long as the identified components are at or below the "functional unit level," which is the ship itself. If we elect to identify and track ship components below the ship level, the PP&E SOP will require us, among other things, to maintain very detailed historical cost records for these ship parts and determine separate depreciable lives for each component, which may result in changes in the amount and timing of depreciation and repair and maintenance expenses and the amount of loss recognized on the replacement or refurbishment of ship parts. Alternatively, the PP&E SOP allows us to identify our entire ship as one component; however, electing each ship as one component will require us to expense as incurred all otherwise capitalizable expenditures incurred after the ship is placed into service, rather than capitalize and depreciate these expenditures over their estimated useful lives. In addition, the PP&E SOP will require us to expense our dry-dock costs as incurred, instead of amortizing our dry-dock costs to expense generally over one year.

We have not decided what level of componentization we will choose nor have we completed an analysis of the impact this PP&E SOP would have on our financial statements, although it may be material, dependent upon the alternatives we choose in relation to identifying components. The PP&E SOP is expected to be effective for fiscal years beginning after December 15, 2004 (fiscal 2006 for us), with earlier application encouraged.

Results of Operations

We earn our cruise revenues primarily from the following:

- sales of passenger cruise tickets and, in some cases, the sale of air and other transportation to and from our ships. The cruise ticket price includes accommodations, meals, entertainment and many onboard activities, and
- the sale of goods and/or services primarily on board our ships, which include bar and beverage sales, casino gaming, shore excursions, gift shop and spa sales, photo and art sales and pre-and post cruise land packages. These activities are either performed directly by us or by independent concessionaires, from which we receive a percentage of their revenues.

We incur cruise operating costs and expenses for the following:

- the costs of passenger cruise tickets which represent costs that vary directly with passenger cruise ticket revenues, and include travel agent commissions, air and other travel related costs and credit card fees,
- onboard and other cruise costs which represent costs that vary directly with onboard and other revenues, and include the costs of liquor and beverages, costs of tangible goods sold from our gift, photo and art auction activities, pre-and post cruise land packages and credit card fees. Concession revenues do not have any significant amount of costs associated with them, as the costs and services incurred for these activities are provided by our concessionaires,
- payroll and related costs which represent costs for all our shipboard personnel, including deck and engine officers and crew and hotel and administrative employees,
- food costs which include both our passenger and crew food costs, and
- other ship operating costs which include fuel, repairs and maintenance, port charges, insurance, entertainment and all other shipboard operating costs and expenses.

We do not allocate payroll and related costs, food costs or other ship operating costs to the passenger cruise ticket costs or to onboard and other cruise costs since they are incurred to support the total cruise experience and do not vary significantly with passenger levels.

Management's Discussion and Analysis of Financial Condition and Results of Operations *(continued)*

For segment information related to our revenues, expenses, operating income and other financial information see Note 13 in the accompanying financial statements. Operations data expressed as a percentage of total revenues and selected statistical information were as follows[(a)]:

	Years Ended November 30,		
	2003	2002	2001
Revenues			
Cruise			
Passenger tickets	**75.0%**	76.3%	77.6%
Onboard and other	**21.1**	20.5	18.5
Other	**3.9**	3.2	3.9
	100.0	100.0	100.0
Costs and Expenses			
Operating			
Cruise			
Passenger tickets	**15.2**	15.0	17.9
Onboard and other	**3.4**	2.7	2.6
Payroll and related	**11.1**	10.5	10.1
Food	**5.8**	5.8	5.8
Other ship operating	**18.4**	16.7	15.2
Other	**2.9**	2.5	3.0
Total	**56.8**	53.2	54.6
Selling and administrative	**13.9**	13.9	13.6
Depreciation and amortization	**8.7**	8.7	8.2
Impairment charge		0.4	3.0
Loss from affiliated operations, net			1.0
Operating Income	**20.6**	23.8	19.6
Nonoperating (Expense) Income, Net	**(2.4)**	(1.9)	0.5
Income Before Income Taxes	**18.2**	21.9	20.1
Income Tax (Expense) Benefit, Net	**(0.4)**	1.3	0.3
Net Income	**17.8%**	23.2%	20.4%
Selected Statistical Information			
Passengers carried (in thousands)	**5,038**	3,549	3,385
Occupancy percentage[(b)]	**103.4%**	105.2%	104.7%

(a) The information presented above includes the results of Carnival plc since April 17, 2003. See below for discussion of pro forma results.

(b) In accordance with cruise industry practice, occupancy percentage is calculated using a denominator of two passengers per cabin even though some cabins can accommodate three or more passengers. The percentages in excess of 100% indicate that more than two passengers occupied some cabins.

Fiscal 2003 ("2003") Compared to Fiscal 2002 ("2002")

Given that our reported results for 2003 include the results of Carnival plc for only the last seven and one-half months of 2003 and the preceding year does not include any of Carnival plc's results, we believe that the most meaningful presentation of our operating performance measures for 2003 is on a pro forma basis, which reflects the results of both Carnival Corporation and Carnival plc for the entirety of both years. Accordingly, we have disclosed pro forma information, as well as the required reported information, in the discussion of our results of operations.

Revenues

Cruise revenues increased $2.22 billion, or 52.2%, to $6.46 billion in 2003 from $4.24 billion in 2002. Approximately $1.75 billion of our cruise revenue increase was due to the consolidation of Carnival plc and $462 million (a 10.9% increase over 2002) was due to increased revenues from Carnival Corporation's cruise brands. Carnival Corporation's increase in cruise revenues resulted primarily from a 17.3% increase in its standalone ALBD capacity in 2003 compared to 2002, partially offset by lower cruise ticket prices and, to a lesser extent, a reduced number of passengers purchasing air transportation from Carnival Corporation.

Included in onboard and other revenues were concession revenues of $198 million in 2003 and $154 million in 2002.

Our pro forma ALBD capacity increase was 17.5% in 2003 compared to 2002. Pro forma gross revenue yields (gross revenue per ALBD) declined 3.8% (reported declined 2.1%) in 2003 compared to 2002 primarily for the same reasons as the decline in net revenue yields discussed below. Pro forma net revenue yields declined 3.2% (reported declined 3.4%) in 2003 compared to 2002 largely because of lower cruise ticket prices and, to a lesser extent, lower occupancy levels. Our revenue yields were adversely affected by consumer concerns about travel during the period leading up to the war with Iraq and its eventual outbreak, the uncertain world economy and the increase in cruise industry capacity. Finally, our pro forma net revenue yields in 2003 were favorably impacted by the strengthening of the euro and sterling against the dollar.

Other non-cruise revenues increased $169 million, or 96.0%, to $345 million in 2003 from $176 million in 2002 due to the consolidation of Princess Tours and P&O Travel Ltd.

Costs and Expenses

Total cruise operating expenses increased $1.40 billion, or 63.1%, to $3.62 billion in 2003 from $2.22 billion in 2002. Approximately $1.02 billion of our increase was due to the consolidation of Carnival plc, and the remaining $380 million (a 17.1% increase over 2002) of the increase was from Carnival Corporation. Carnival Corporation's increase was primarily a result of the impact of the 17.3% increase in its standalone ALBD capacity in 2003 compared to 2002. In addition, higher fuel prices added approximately $44 million to the Carnival Corporation standalone expenses in 2003 compared to 2002. Finally, the increase in each of the individual cruise operating expense line items was primarily a result of the same factors as discussed above. Pro forma cruise operating expenses increased $655 million, or 18.4%, to $4.2 billion in 2003 from $3.57 billion in 2002 primarily as a result of the 17.5% increase in pro forma ALBD capacity and higher fuel costs.

Other non-cruise operating expenses increased $135 million, or 93.1%, to $280 million in 2003 from $145 million in 2002 due to the consolidation of Princess Tours and P&O Travel Ltd.

Cruise selling and administrative expenses increased $319 million, or 55.3%, to $896 million in 2003 from $577 million in 2002. Approximately $247 million of our increase was due to the consolidation of Carnival plc and the remaining $72 million (a 12.5% increase over 2002) of the increase was from Carnival Corporation, which was primarily due to the 17.3% increase in standalone ALBD capacity. Pro forma cruise selling and administrative expenses, excluding Carnival plc nonrecurring DLC transaction expenses, increased $142 million, or 15.6%, to $1.05 billion from $912 million in 2002, primarily as a result of the 17.5% increase in pro forma ALBD capacity, partially offset by the benefits of scale and synergy savings from the DLC transaction.

Pro forma gross cruise costs per ALBD increased by 0.2% (reported increased 3.9%) in 2003 compared to 2002. Pro forma net cruise costs per ALBD increased 2.9% (reported increased 4.0%) in 2003 compared to 2002. Pro forma gross and net cruise costs per ALBD in 2003 compared to 2002 were higher largely because of higher fuel costs. Finally, our pro forma net cruise costs were unfavorably affected by the weakening of the dollar against the euro and sterling.

Depreciation and amortization increased by $203 million, or 53.1%, to $585 million in 2003 from $382 million in 2002. A large portion of this increase was from the consolidation of Carnival plc, which accounted for approximately $126 million of the increase. The majority of the remaining increase was a result of the expansion of the Carnival Corporation fleet and ship improvement expenditures. Pro forma depreciation and amortization expense increased by $120 million, or 22.5%, to $654 million from $534 million largely due to the expansion of the combined fleet and ship improvement expenditures.

Nonoperating (Expense) Income

Interest expense, net of interest income and excluding capitalized interest, increased to $217 million in 2003 from $118 million in 2002, or $99 million, which increase was comprised primarily of a $125 million increase in interest expense from our increased level of average borrowings, partially offset by a $31 million decrease in interest expense due to lower average borrowing rates. The higher average debt balances were primarily a result of our consolidation of Carnival plc's debt (see Note 7 in the accompanying financial statements) and new ship deliveries. Capitalized interest increased $10 million during 2003 compared to 2002 due primarily to higher average levels of investments in ship construction projects.

Other income was $8 million in 2003, which included $19 million from net insurance proceeds, $10 million as a result of Windstar's Wind Song casualty loss and $9 million as a reimbursement of expenses incurred in prior years, partially offset by $13 million related to a DLC-related litigation matter.

Income Taxes

The income tax provision of $29 million in 2003 was primarily due to the consolidation of Carnival plc's U.S. based Princess Tours and Costa's Italian taxable income.

Fiscal 2002 ("2002") Compared to Fiscal 2001 ("2001")

Revenues

Cruise revenues decreased $127 million, or 2.9%, to $4.24 billion in 2002 from $4.37 billion in 2001. Our cruise revenue change resulted from a 7.0% decrease in our gross revenue per passenger cruise day, partially offset by a 3.6% increase in passenger capacity and a 0.5% increase in our occupancy rate. This decrease in our gross revenue per passenger cruise day was primarily caused by a significant decline in the number of guests purchasing air transportation from us in 2002 compared to 2001. When a guest elects to provide his or her own transportation, rather than purchasing air transportation from us, both our cruise revenues and operating expenses decrease by approximately the same amount. Also adding to the reduction in gross revenue per passenger cruise day was the adverse impact of the September 11, 2001 events, which resulted in lower cruise ticket prices. Net revenue yield was down 2.7% (gross revenue yield was down 6.3%) in 2002 compared to 2001.

Management's Discussion and Analysis of Financial Condition and Results of Operations *(continued)*

Included in onboard and other revenues were concession revenues of $154 million in 2002 and $136 million in 2001.

Other revenues, which consisted of Holland America Tours decreased $53 million, or 23.1%, to $176 million in 2002 from $229 million in 2001 principally due to a lower number of Alaska and Canadian Yukon cruise/tours sold. This revenue decrease was primarily as a result of one less ship offering land tours to its guests in 2002 compared to 2001 and increased competition. In addition, three isolated cancellations of Holland America Alaska cruises in 2002 resulting primarily from mechanical malfunctions also contributed to this decrease in revenues.

Costs and Expenses

Total cruise operating costs decreased by $125 million, or 5.3%, to $2.22 billion in 2002 from $2.35 billion in 2001. Approximately $116 million of this decrease was due to reduced air travel and related costs primarily due to fewer guests purchasing air transportation through us, and $41 million was primarily due to lower commissions because of lower cruise revenues. This decrease was partially offset by an increase in fuel and other cruise operating expenses, which was largely due to costs associated with our 3.6% increase in passenger capacity. Net cruise operating costs per ALBD decreased 2.4% (gross cruise operating costs per ALBD decreased 7.8%), partially as a result of the cost reduction initiatives we undertook after the events of September 11, 2001.

Other operating expenses, which consisted of Holland America Tours, decreased $41 million, or 22.0%, to $145 million in 2002 from $186 million in 2001 principally due to the reduction in the number of cruise/tours sold.

Selling and administrative expenses decreased $10 million, or 1.6%, to $609 million in 2002 from $619 million in 2001. Selling and administrative expenses decreased in 2002 primarily because of our 4.7% decrease in cruise selling and administrative costs per ALBD, partially offset by additional expenses associated with our 3.6% increase in passenger capacity. Our costs per ALBD decreased partially because of the cost containment actions taken after September 11, 2001.

Depreciation and amortization increased by $10 million, or 2.7%, to $382 million in 2002 from $372 million in 2001. Depreciation and amortization in 2002 compared to 2001 increased by $30 million primarily as a result of the expansion of our fleet and ship improvement expenditures, partially offset by the elimination of $20 million of annual goodwill amortization upon our adoption of SFAS No. 142 on December 1, 2001 (see Note 2 in the accompanying financial statements).

See Notes 5 and 6 in the accompanying financial statements for a discussion of the 2002 and 2001 impairment charge and 2001 affiliated operations.

Nonoperating (Expense) Income

Interest income decreased by $2 million in 2002 compared to 2001, which was comprised of a $25 million reduction in interest income due to lower average interest rates, partially offset by a $23 million increase in interest income from our higher average invested cash balances. Interest expense was the same in 2002 and in 2001, which was comprised of a $22 million increase in interest expense due to our increased level of average borrowings, offset by a $22 million reduction in interest expense due to lower average borrowing rates. The higher level of average borrowings in 2002 were due primarily from the issuance of our convertible notes in April and October 2001. Capitalized interest increased $10 million during 2002 compared to 2001 due primarily to higher average levels of investments in ship construction projects.

Other expense in 2002 of $4 million consisted primarily of a $8 million loss, including related expenses, resulting from the sale of Holland America Line's former Nieuw Amsterdam, partially offset by $4 million of income related to the termination of an over funded pension plan.

Income Taxes

The income tax benefit of $57 million recognized in 2002 was substantially all due to an Italian investment incentive law, which allowed Costa to receive an income tax benefit of $51 million based on contractual expenditures during 2002 on the construction of a new ship.

Liquidity and Capital Resources

Sources and Uses of Cash

Our business provided $1.93 billion of net cash from operations during fiscal 2003, an increase of $464 million, or 31.6%, compared to fiscal 2002, due primarily to the consolidation of Carnival plc. We continue to generate substantial cash from operations and remain in a strong financial position.

During fiscal 2003, our net expenditures for capital projects were $2.52 billion, of which $2.25 billion was spent for our ongoing new shipbuilding program. The remaining capital expenditures consisted primarily of $133 million for ship improvements and refurbishments, and $130 million for Alaska tour assets, cruise port facility developments and information technology assets.

During fiscal 2003, we borrowed net proceeds of $1.08 billion primarily to finance a portion of our ship building programs and other capital expenditures, and for working capital purposes. Specifically, we issued 1.75% Notes and 3.75% unsecured notes for gross proceeds of $1.12 billion, and we borrowed $335 million for the acquisition of the Island Princess. We also paid cash dividends of $292 million in fiscal 2003.

Future Commitments and Funding Sources

At November 30, 2003, our contractual cash obligations, with initial or remaining terms in excess of one year, and the effects such obligations are expected to have on our liquidity and cash flow in future periods were as follows (in millions):

		Payments Due by Fiscal Year					
Contractual Cash Obligations[a]	Total	2004	2005	2006	2007	2008	Thereafter
Long-term debt	$ 7,310	$ 392	$1,263	$1,587	$ 999	$1,492	$1,577
Shipbuilding	4,994	2,982	1,237	775			
Port and other commitments	392	57	32	33	35	35	200
Operating leases	276	57	49	36	26	23	85
Total contractual cash obligations	$12,972	$3,488	$2,581	$2,431	$1,060	$1,550	$1,862

(a) See Notes 7, 8, 9 and 14 in the accompanying financial statements for additional information regarding our debt, shipbuilding and other contractual cash obligations and commitments and our contingent obligations.

At November 30, 2003, we had liquidity of $3.92 billion, which consisted of $1.07 billion of cash and cash equivalents, $2.11 billion available for borrowing under our $2.41 billion revolving credit facilities, and $736 million under committed ship financing arrangements. Our revolving credit facilities mature in September 2005 with respect to $710 million, and in May and June 2006 with respect to $1.70 billion. A key to our access to liquidity is the maintenance of our strong credit ratings.

We believe that our liquidity, including cash and committed financings, and cash flow from future operations will be sufficient to fund most of our expected capital projects, debt service requirements, dividend payments, working capital and other firm commitments. However, our forecasted cash flow from future operations, as well as our credit ratings, may be adversely affected by various factors, including, but not limited to, those factors noted under "Cautionary Note Concerning Factors That May Affect Future Results." To the extent that we are required, or choose, to fund future cash requirements, including our future shipbuilding commitments, from sources other than as discussed above, we believe that we will be able to secure such financing from banks or through the offering of debt and/or equity securities in the public or private markets. No assurance can be given that our future operating cash flow will be sufficient to fund future obligations or that we will be able to obtain additional financing, if necessary.

Off-Balance Sheet Arrangements

We are not a party to any off-balance sheet arrangements, including guarantee contracts, retained or contingent interests, certain derivative instruments and variable interest entities, that either have, or are reasonably likely to have, a current or future material effect on our financial statements.

Other Matters

Market Risks

We are principally exposed to market risks from fluctuations in foreign currency exchange rates, bunker fuel prices and interest rates. We seek to minimize foreign currency and interest rate risks through our normal operating and financing activities, including netting certain exposures to take advantage of any natural offsets, through our long-term investment and debt portfolio strategies and, when considered appropriate, through the use of derivative financial instruments. The financial impacts of these hedging instruments are generally offset by corresponding changes in the underlying exposures being hedged. Our policy is to not use financial instruments for trading or other speculative purposes.

Exposure to Foreign Currency Exchange Rates

One of our primary foreign currency exchange risks is related to our outstanding commitments under ship construction contracts denominated in a currency other than the functional currency of the cruise brand that is expected to be operating the ship. These currency commitments are affected by fluctuations in the value of the functional currency as compared to the currency in which the shipbuilding contract is denominated. Foreign currency forward contracts are generally used to manage this risk (see Notes 2, 8 and 12 in the accompanying financial statements). Accordingly, increases and decreases in the fair value of these foreign currency forward contracts offset changes in the fair value of the foreign currency denominated ship construction commitments, thus resulting in the elimination of such risk.

We have forward foreign currency contracts for seven of our euro denominated shipbuilding contracts. At November 30, 2003, the fair value of these forward contracts was an unrealized gain of $363 million which is recorded, along with an offsetting $363 million fair value liability related to our shipbuilding firm commitments, on our accompanying 2003 balance sheet. Based upon a 10% strengthening or weakening of the U.S. dollar compared to the euro as of November 30, 2003, assuming no changes in comparative interest rates, the estimated fair value of these contracts would decrease or increase by $247 million, which would be offset by a decrease or increase of $247 million in the U.S. dollar value of the related foreign currency ship construction commitments resulting in no net dollar impact to us.

The cost of shipbuilding orders that we may place in the future for our cruise lines who generate their cash flows in a currency that is different than the shipyard's operating currency, generally the euro, is expected to be affected by foreign currency exchange rate fluctuations. Given the recent decline in the U.S. dollar relative to the euro, the U.S. dollar cost to order new cruise ships at current exchange rates has increased significantly. We currently have on order new cruise ships for delivery through 2006. Should the U.S. dollar remain at current levels or decline further, this may affect our ability to order new cruise ships for 2007 or later years.

In addition to the foreign currency denominated operations of our Costa subsidiary, we have broadened our global presence as a result of Carnival plc's foreign operations. Specifically, our expanded international business operations through P&O Cruises, Ocean Village and Swan Hellenic in the UK and Aida in Germany subject us to an increasing level of foreign currency exchange risk related to the sterling and euro. These are the primary currencies for which we have U.S. dollar exchange rate exposures. Accordingly, these foreign currency exchange fluctuations against the dollar will affect our reported financial results since the reporting currency for our consolidated financial statements is the U.S. dollar and the functional currency for our international operations is generally the local currency. Any weakening of the U.S. dollar against these local functional currencies has the financial statement effect of increasing the U.S. dollar values reported for cruise revenues and cruise expenses in our consolidated financial statements. Strengthening of the U.S. dollar has the opposite effect. We will continue to monitor the effect of such exposures to determine if any additional actions, such as the issuance of additional foreign currency denominated debt or use of other financial instruments would be warranted to reduce such risk.

We consider our investments in foreign subsidiaries to be denominated in relatively stable currencies and/or of a long-term nature. However, we partially hedge these exposures by denominating our debt in our subsidiary's functional currency (generally euros or sterling). Specifically, we have $815 million of cross currency swaps, whereby we have converted U.S. dollar debt to euro and sterling debt and euro debt to sterling debt, thus partially offsetting this foreign currency exchange risk. At November 30, 2003, the fair value of these cross currency swaps was a loss of $70 million, $39 million of which is recorded in AOCI and offsets a portion of the gains recorded in AOCI upon translating these foreign subsidiaries net assets into U.S. dollars. Based upon a 10% hypothetical increase or decrease in the November 30, 2003 foreign currency exchange rate, we estimate that these contracts fair values would increase or decrease by $82 million, which would be offset by a decrease or increase of $82 million in the U.S. dollar value of our net investments.

Exposure to Bunker Fuel Prices

Other cruise ship operating expenses are impacted by changes in bunker fuel prices. Fuel consumed over the past three fiscal years ranged from approximately 5.5% in fiscal 2003 to 4.5% in fiscal 2002 and 4.2% in fiscal 2001 of our cruise revenues. We have typically not used financial instruments to hedge our exposure to the bunker fuel price market risk.

Based upon a 10% hypothetical increase or decrease in the November 30, 2003 bunker fuel price, we estimate that our fiscal 2004 bunker fuel cost would increase or decrease by approximately $45 million.

Exposure to Interest Rates

In order to limit our exposure to interest rate fluctuations, we have entered into a substantial number of fixed rate debt instruments. We continuously evaluate our debt portfolio, including interest rate swap agreements, and make periodic adjustments to the mix of floating rate and fixed rate debt based on our view of interest rate movements. Accordingly in 2003 and 2001, we entered into fixed to variable interest rate swap agreements, which lowered our fiscal 2003, 2002 and 2001 interest costs and are also expected to lower our fiscal 2004 interest costs. At November 30, 2003, 61% of the interest cost on our debt was effectively fixed and 39% was variable, including the effect of our interest rate swaps.

At November 30, 2003, our long-term debt had a carrying value of $7.31 billion. At November 30, 2003, our interest rate swap agreements effectively changed $1.19 billion of fixed rate debt to Libor-based floating rate debt. In addition, interest rate swaps at November 30, 2003 effectively changed $760 million of euribor floating rate debt to fixed rate debt. The fair value of our long-term debt and interest rate swaps at November 30, 2003 was $7.69 billion. Based upon a hypothetical 10% decrease or increase in the November 30, 2003 market interest rates, the fair value of our long-term debt and swaps would increase or decrease by $128 million. In addition, based upon a hypothetical 10% decrease or increase in our November 30, 2003 common stock price, the fair value of our convertible notes would increase or decrease by approximately $97 million.

These hypothetical amounts are determined by considering the impact of the hypothetical interest rates and common stock price on our existing long-term debt and interest rate swaps. This analysis does not consider the effects of the changes in the level of overall economic activity that could exist in such environments or any relationships which may exist between interest rate and stock price movements. Furthermore, since substantially all of our fixed rate long-term debt cannot currently be called or prepaid and some of our variable rate long-term debt is subject to interest rate swaps which effectively fix the interest rate, it is unlikely we would be able to take any significant steps in the short-term to mitigate our exposure in the unlikely event of a significant decrease in market interest rates.

Reported GAAP Reconciling Information

Gross and net revenue yields were computed as follows:

(in millions, except ALBDs and yields)	Years Ended November 30, **2003**	2002	2001
Cruise revenues			
Passenger tickets	**$ 5,039**	$ 3,346	$ 3,530
Onboard and other	**1,420**	898	841
Gross cruise revenues	**6,459**	4,244	4,371
Less cruise costs			
Passenger tickets	**(1,021)**	(658)	(813)
Onboard and other	**(229)**	(116)	(116)
Net cruise revenues	**$ 5,209**	$ 3,470	$ 3,442
ALBDs[(a)]	**33,309,785**	21,435,828	20,685,123
Gross revenue yields[(b)]	**$193.91**	$198.01	$211.33
Net revenue yields[(c)]	**$156.38**	$161.91	$166.44

Gross and net cruise costs per ALBD were computed as follows:

(in millions, except ALBDs and costs per ALBD)	Years Ended November 30, **2003**	2002	2001
Cruise operating expenses	**$ 3,624**	$ 2,222	$ 2,347
Cruise selling and administrative expenses	**896**	577	584
Gross cruise costs	**4,520**	2,799	2,931
Less cruise costs			
Passenger tickets	**(1,021)**	(658)	(813)
Onboard and other	**(229)**	(116)	(116)
Net cruise costs	**$ 3,270**	$ 2,025	$ 2,002
ALBDs[(a)]	**33,309,785**	21,435,828	20,685,123
Gross cruise costs per ALBD[(d)]	**$135.69**	$130.54	$141.66
Net cruise costs per ALBD[(e)]	**$ 98.16**	$ 94.43	$ 96.76

Pro Forma GAAP Reconciling Information

Pro forma gross and net revenue yields, assuming that the DLC transaction was completed and Carnival plc was consolidated for the full years noted below, would have been computed as follows[(f)]:

(in millions, except ALBDs and yields)	Years Ended November 30, **2003**	2002
Cruise revenues		
Passenger tickets	**$ 5,732**	$ 5,128
Onboard and other	**1,600**	1,356
Gross cruise revenues	**7,332**	6,484
Less cruise costs		
Passenger tickets	**(1,227)**	(1,121)
Onboard and other	**(279)**	(240)
Net cruise revenues	**$ 5,826**	$ 5,123
ALBDs[(a)]	**37,554,709**	31,962,000
Gross revenue yields[(b)]	**$195.23**	$202.85
Net revenue yields[(c)]	**$155.11**	$160.25

Management's Discussion and Analysis of Financial Condition and Results of Operations *(continued)*

Pro forma gross and net cruise costs per ALBD would have been computed as follows[f]:

(in millions, except ALBDs and costs per ALBD)	Years Ended November 30, **2003**	2002
Cruise operating expenses	**$ 4,222**	$ 3,567
Cruise selling and administrative expenses	**1,054**	912
Gross cruise costs	**5,276**	4,479
Less cruise costs		
Passenger tickets	**(1,227)**	(1,121)
Onboard and other	**(279)**	(240)
Net cruise costs	**$ 3,770**	$ 3,118
ALBDs[a]	**37,554,709**	31,962,000
Gross cruise costs per ALBD[d]	**$140.50**	$140.15
Net cruise costs per ALBD[e]	**$100.38**	$ 97.55

(a) Total passenger capacity for the period, assuming two passengers per cabin, that we offer for sale, which is computed by multiplying passenger capacity by revenue-producing ship operating days in the period.

(b) Gross cruise revenues divided by ALBDs.

(c) Net cruise revenues divided by ALBDs.

(d) Gross cruise costs divided by ALBDs.

(e) Net cruise costs divided by ALBDs.

(f) The pro forma information gives pro forma effect for the DLC transaction between Carnival Corporation and Carnival plc, which was completed on April 17, 2003, as if the DLC transaction had occurred on December 1, 2001. Management has prepared the pro forma information based upon the companies' reported financial information and, accordingly, the above information should be read in conjunction with the companies' financial statements.

The DLC transaction has been accounted for as an acquisition of Carnival plc by Carnival Corporation, using the purchase method of accounting. The Carnival plc accounting policies have been conformed to Carnival Corporation's policies. Carnival plc's reporting period has been changed to the Carnival Corporation reporting period and the information presented above covers the same periods of time for both companies.

The above pro forma information has not been adjusted to reflect any net transaction benefits from the DLC transaction. In addition, it excludes the costs related to the terminated Royal Caribbean transaction and the completion of the DLC transaction with Carnival Corporation, which were expensed by Carnival plc prior to April 17, 2003. The exclusion of these nonrecurring costs is consistent with the requirements of Article 11 of Regulation S-X. Finally, the pro forma information does not purport to represent what the results of operations actually could have been if the DLC transaction had occurred on December 1, 2001 or what those results will be for any future periods.

The 2003 pro forma information is computed by adding four and one-half months of Carnival plc's results of operations, adjusted for SFAS No. 141 acquisition accounting adjustments, to the reported Carnival Corporation & plc results since the April 17, 2003 DLC transaction date. The 2002 pro forma information is computed by adding Carnival plc's 2002 results, adjusted for acquisition adjustments, to the 2002 Carnival Corporation reported results. For additional information related to the pro forma statements of operations see Note 3 in the accompanying financial statements.

(g) We have not provided estimates of future gross revenue yields or gross cruise costs per ALBD because we are unable to provide reconciliations of forecasted net cruise revenues to forecasted gross cruise revenues or forecasted net cruise costs to forecasted cruise operating expenses without unreasonable effort. The reconciliations would require us to forecast, with reasonable accuracy, the amount of air and other transportation costs that our forecasted cruise passengers would elect to purchase from us (the "air/sea mix"). Since the forecasting of future air/sea mix involves several significant variables and the revenues from the sale of air and other transportation approximate the costs of providing that transportation, management focuses primarily on forecasts of net cruise revenues and costs rather than gross cruise revenues and costs. This does not impact, in any material respect, our ability to forecast our future results, as any variation in the air/sea mix has no material impact on our forecasted net cruise revenues or forecasted net cruise costs.

Selected Financial Data

The selected consolidated financial data presented below for fiscal 1999 through 2003 and as of the end of each such year, are derived from our audited financial statements and should be read in conjunction with those financial statements and the related notes.

	Years Ended November 30,				
(in millions, except per share and other operating data)	**2003**	2002	2001	2000	1999
Statement of Operations and Cash Flow Data[a][b]					
Revenues[c]	**$ 6,718**	$ 4,383	$ 4,549	$3,791	$3,509
Operating income	**$ 1,383**	$ 1,042	$ 892	$ 983	$1,020
Net income[d]	**$ 1,194**	$ 1,016[e]	$ 926[e]	$ 965	$1,027
Earnings per share[d]					
Basic	**$ 1.66**	$ 1.73	$ 1.58	$ 1.61	$ 1.68
Diluted	**$ 1.66**	$ 1.73	$ 1.58	$ 1.60	$ 1.66
Dividends declared per share	**$ 0.440**	$ 0.420	$ 0.420	$0.420	$0.375
Cash from operations	**$ 1,933**	$ 1,469	$ 1,239	$1,280	$1,330
Capital expenditures	**$ 2,516**	$ 1,986	$ 827	$1,003	$ 873
Other Operating Data[a][b]					
Available lower berth days[f]					
North America	**24,388,144**	17,037,860	16,536,756	15,033,370	13,505,014
Europe and Australia	**8,921,641**	4,397,968	4,148,367	855,034	831,466
Total	**33,309,785**	21,435,828	20,685,123	15,888,404	14,336,480
Passengers carried	**5,037,553**	3,549,019	3,385,280	2,669,153	2,365,720
Occupancy percentages[g]	**103.4%**	105.2%	104.7%	105.4%	104.3%

	As of November 30,				
(in millions, except percentages)	**2003**	2002	2001	2000	1999
Balance Sheet and Other Data[a][b]					
Total assets	**$24,491[h]**	$12,335[h]	$11,564[h]	$9,831	$8,286
Long-term debt, excluding current portion	**$ 6,918**	$ 3,014	$ 2,955	$2,099	$ 868
Total shareholders' equity	**$13,793**	$ 7,418	$ 6,591	$5,871	$5,931
Debt to capital[i]	**34.9%**	29.9%	31.1%	28.6%	15.3%

(a) Includes the results of Carnival plc since April 17, 2003. Accordingly, the information for 2003 is not comparable to the prior periods.

(b) From June 1997 through September 28, 2000, we owned 50% of Costa. On September 29, 2000, we completed the acquisition of the remaining 50% interest in Costa. We accounted for this transaction using the purchase accounting method. Prior to the fiscal 2000 acquisition, we accounted for our 50% interest in Costa using the equity method. Commencing in fiscal 2001, Costa's results of operations have been consolidated in the same manner as our other wholly-owned subsidiaries. Our November 30, 2000 and subsequent consolidated balance sheets include Costa's balance sheet. All statistical information prior to 2001 does not include Costa.

(c) Reclassifications have been made to prior period amounts to conform to the current period presentation.

(d) Effective December 1, 2001, we adopted SFAS No. 142, which required us to stop amortizing goodwill as of December 1, 2001, and requires an annual, or when events or circumstances dictate a more frequent, impairment review of goodwill. If goodwill had not been recorded for periods prior to December 1, 2001, our adjusted net income and adjusted basic and diluted earnings per share would have been as follows (in millions, except per share data):

	Years Ended November 30,		
	2001	*2000*	*1999*
Net income	*$ 926*	*$ 965*	*$1,027*
Goodwill amortization	*26*	*23*	*21*
Adjusted net income	*$ 952*	*$ 988*	*$1,048*
Adjusted earnings per share			
Basic	*$1.63*	*$1.65*	*$ 1.71*
Diluted	*$1.62*	*$1.64*	*$ 1.70*

(e) Our net income for fiscal 2002 and 2001 includes an impairment charge of $20 million and $140 million, respectively, and fiscal 2001 includes a nonoperating net gain of $101 million from the sale of our investment in Airtours plc. In addition, fiscal 2002 includes a $51 million income tax benefit as a result of an Italian investment incentive.

(f) Total annual passenger capacity for the period, assuming two passengers per cabin, that we offered for sale, which is computed by multiplying passenger capacity by revenue-producing ship operating days in the period. North America brands in 2003 include CCL, Holland America Line, Princess, Seabourn and Windstar. Europe brands in 2003 include AIDA, A'ROSA, Costa, Cunard, Ocean Village, P&O Cruises and Swan Hellenic.

(g) In accordance with cruise industry practice, occupancy percentage is calculated using a denominator of two passengers per cabin even though some cabins can accommodate three or more passengers. The percentages in excess of 100% indicate that more than two passengers occupied some cabins.

(h) Effective December 1, 2000, we adopted SFAS No. 133, which requires that all derivative instruments be recorded on our balance sheet. At November 30, 2003, total assets included $410 million of derivative contract fair values. Total assets at November 30, 2002 and 2001 included $187 million and $578 million, respectively, of fair value of hedged firm commitments. See Note 2 in the accompanying financial statements.

(i) Percentage of total debt to the sum of total debt and shareholders' equity.

Market Price for Common Stock and Ordinary Shares

Carnival Corporation's common stock, together with paired trust shares of beneficial interest in the P&O Princess Special Voting Trust (which holds a Special Voting Share of Carnival plc), is traded on the NYSE under the symbol "CCL." Effective April 22, 2003, Carnival plc's ordinary shares trade on the London Stock Exchange ("LSE") under the symbol "CCL" (formerly traded under "POC"). Effective April 21, 2003, Carnival plc's American Depositary Shares or ADSs, each one of which represents one Carnival plc ordinary share, are traded on the NYSE under the symbol "CUK" (formerly traded under "POC"). The depository for the ADSs is JPMorgan Chase Bank. The high and low stock sales price for the periods indicated were as follows:

Carnival Corporation

	High	Low
Fiscal 2003		
Fourth Quarter	**$35.99**	**$32.76**
Third Quarter	**$36.04**	**$30.50**
Second Quarter	**$30.74**	**$20.34**
First Quarter	**$28.15**	**$21.86**
Fiscal 2002		
Fourth Quarter	$29.78	$22.07
Third Quarter	$30.90	$22.81
Second Quarter	$34.64	$27.40
First Quarter	$28.62	$25.05

Carnival plc[a]

	Price per Ordinary Share (GBP)		Price per ADS ($)	
	High	Low	High	Low
Fiscal 2003				
Fourth Quarter	**21.80**	**18.72**	**$35.71**	**$31.21**
Third Quarter	**21.80**	**16.50**	**$33.98**	**$27.92**
Second Quarter	**17.41**	**11.24**	**$28.50**	**$18.54**
First Quarter	**16.82**	**11.97**	**$26.22**	**$19.97**
Fiscal 2002				
Fourth Quarter	17.88	12.32	$27.92	$20.72
Third Quarter	15.06	11.15	$23.13	$18.14
Second Quarter	16.64	12.98	$23.54	$19.35
First Quarter	13.85	11.75	$20.89	$17.06

(a) Per share price has been adjusted for the effect of the consolidation of each 3.3289 existing shares into one share effected in connection with the DLC transaction.

As of January 29, 2004, there were approximately 4,897 holders of record of Carnival Corporation common stock and 63,801 holders of record of Carnival plc ordinary shares and 64 holders of record of Carnival plc ADSs.

Since the completion of the DLC transaction, Carnival plc dividends per share are the same as Carnival Corporation's per share dividends and are declared in U.S. dollars. Carnival plc UK ordinary shareholders can elect to receive these dividends either in U.S. dollars or sterling, based upon a current U.S. dollar to sterling exchange rate announced prior to the dividend payment date.

Selected Quarterly Financial Data (Unaudited)

Our revenue from the sale of passenger tickets is seasonal, with our third quarter being the strongest. Historically, demand for cruises has been greatest during our third fiscal quarter, which includes the North American summer months. The consolidation of Carnival plc has caused our quarterly results to be slightly more seasonal than we had previously experienced, as their business is more seasonal. This higher demand during the third quarter results in higher net revenue yields and, accordingly, the largest share of our net income is earned during this period. Revenues from our Holland America Tours and Princess Tours units are highly seasonal, with a vast majority of those revenues generated during the late spring and summer months in conjunction with the Alaska cruise season.

Quarterly financial results for fiscal 2003 were as follows:

(in millions, except per share data)	Quarters Ended			
	February 28	May 31	August 31	November 30
Revenues	**$1,035**	**$1,342**	**$2,523**	**$1,818**
Operating income	**$ 132**	**$ 168**	**$ 809**	**$ 274**
Net income	**$ 127**[(a)]	**$ 128**[(b)]	**$ 734**	**$ 205**
Earnings per share				
Basic	**$ 0.22**	**$ 0.19**	**$ 0.92**	**$ 0.26**
Diluted	**$ 0.22**	**$ 0.19**	**$ 0.90**	**$ 0.26**
Dividends declared per share	**$0.105**	**$0.105**	**$0.105**	**$0.125**

(a) Included $19 million of income from net insurance proceeds.
(b) Included $16 million of expenses related to litigation and other charges associated with the DLC transaction.

Quarterly financial results for fiscal 2002 were as follows:

(in millions, except per share data)	Quarters Ended			
	February 28	May 31	August 31	November 30
Revenues[(a)]	$ 910	$ 993	$1,440	$1,040
Operating income	$ 146	$ 220	$ 488	$ 188
Net income	$ 130	$ 194	$ 501[(b)]	$ 191[(b)]
Earnings per share				
Basic	$ 0.22	$ 0.33	$ 0.85	$ 0.33
Diluted	$ 0.22	$ 0.33	$ 0.85	$ 0.33
Dividends declared per share	$0.105	$0.105	$0.105	$0.105

(a) Reclassifications have been made to these amounts to conform to the 2003 presentation.
(b) Included a $17 million and a $34 million income tax benefit in the August 31 and November 30 quarters, respectively, from Costa, resulting from an Italian investment incentive law. In addition, the August 31 quarter included a $20 million impairment charge.

Glossary of Terms

The attached financial statements include certain U.S. accounting terminology, which may not be familiar to a UK reader. The following glossary is provided to assist in interpreting these financial statements:

UK Term	U.S. Term
Acquisition accounting	Purchase method of accounting
Associate/Joint venture	Equity investment
Called up share capital	Common stock at par value
Creditors	Payables
Debtors	Receivables
Finance lease	Capital lease
Financial year	Fiscal year
Gearing	Debt/Capital (debt plus equity)
Interest payable	Interest expense
Interest receivable	Interest income
Profit	Income
Profit and loss account	Statement of operations
Profit and loss account reserves	Retained earnings
Profit for the financial year	Net income
Provisions	Liabilities or reserves
Share premium	Additional paid-in capital
Shareholders' funds	Shareholders' equity
Stocks	Inventories
Tangible fixed assets	Property, plant and equipment
Turnover	Revenue

Carnival Corporation & plc

Corporate Information

PRINCIPAL OFFICERS

CARNIVAL CORPORATION & PLC

Micky Arison
Chairman of the Board and Chief Executive Officer

Howard S. Frank
Vice Chairman of the Board and Chief Operating Officer

Gerald R. Cahill
Executive Vice President and Chief Financial and Accounting Officer

Richard D. Ames
Senior Vice President Management Advisory Services

Ian J. Gaunt
Senior Vice President International

Arnaldo Perez
Senior Vice President, General Counsel and Secretary

Kenneth D. Dubbin
Vice President Corporate Development

CARNIVAL CRUISE LINES

Robert H. Dickinson
President and Chief Executive Officer

COSTA CROCIERE, S.p.A.

Pier Luigi Foschi
Chairman of the Board and Chief Executive Officer

CUNARD LINE LIMITED

Pamela C. Conover
President and Chief Operating Officer

HOLLAND AMERICA LINE INC.

A. Kirk Lanterman
Chairman of the Board and Chief Executive Officer

Stein Kruse
President and Chief Operating Officer

P&O CRUISES AUSTRALIA

Gavin Smith
Managing Director

P&O CRUISES UK

David Dingle
Managing Director

P&O PRINCESS CRUISES INTERNATIONAL LTD.

Peter Ratcliffe
Chief Executive Officer

PRINCESS CRUISES

Alan Buckelew
President

SEETOURS

Lars Clasen
President

BOARD OF DIRECTORS

Micky Arison
Chairman of the Board and Chief Executive Officer Carnival Corporation & plc

Richard G. Capen, Jr.
Former United States Ambassador to Spain Corporate Director, Author and Business Consultant

Robert H. Dickinson
President and Chief Executive Officer Carnival Cruise Lines

Arnold W. Donald
Chairman and Chief Executive Officer Merisant Company

Pier Luigi Foschi
Chairman of the Board and Chief Executive Officer Costa Crociere, S.p.A.

Howard S. Frank
Vice Chairman of the Board and Chief Operating Officer Carnival Corporation & plc

Baroness Hogg
Chairman 3i Group plc and Frontier Economics Ltd.

A. Kirk Lanterman
Chairman of the Board and Chief Executive Officer Holland America Line Inc.

Modesto A. Maidique
President Florida International University

John P. McNulty
Former Managing Director Goldman Sachs & Co.

Sir John Parker
Chairman National Grid Transco plc and RMC Group plc

Peter Ratcliffe
Chief Executive Officer P&O Princess Cruises International Ltd.

Stuart Subotnick
General Partner and Executive Vice President Metromedia Company

Uzi Zucker
Private Investor

DIRECTORS EMERITUS

Ted Arison (1924–1999)
Chairman Emeritus, Carnival Corporation

Maks Birnbach
Director Emeritus, Carnival Corporation

Meshulam Zonis
Director Emeritus, Carnival Corporation

The Lord Sterling of Plaistow GCVO, CBE
Life President of P&O Cruises

Horst Rahe
Life President of Seetours

OTHER INFORMATION

Corporate Headquarters
Carnival Corporation
3655 N.W. 87th Avenue
Miami, Florida 33178-2428 U.S.A.
305-599-2600

Registered Office
Carnival plc
Carnival House
5 Gainsford Street
London SE1 2NE, UK
44 (0) 20 7940 5381

Independent Certified Public Accountants
PricewaterhouseCoopers LLP
200 South Biscayne Boulevard
Suite 1900
Miami, Florida 33131-2330 U.S.A.

Registrars, Stocks Transfer Agents and Dividend Reinvestment Plan Administrators
Carnival Corporation
Sun Trust Bank
CC 258
P.O. Box 4625
Atlanta, Georgia 30302-4625 U.S.A.
800-568-3476

Carnival plc
Lloyds TSB Registrars
The Causeway, Worthing
West Sussex BN 99 6DA UK
0870 609 4532 (UK)
44 121 415 7107 (Outside UK)

Legal Counsel
Paul, Weiss, Rifkind, Wharton and Garrison LLP
1285 Avenue of the Americas
New York, New York 10019-6064 U.S.A.

Other Shareholder Information
Copies of our joint Annual Report on Form 10-K, joint Quarterly Reports on Form 10-Q, joint Current Reports on Form 8-K, Carnival plc Annual Accounts and all amendments to those reports, press releases and other documents, as well as information on our cruise brands are available through our home pages at www.carnivalcorp.com and www.carnivalplc.com.

You may also obtain copies of this information by contacting our investor relations department at our corporate headquarters or registered office. Our chief executive, chief operating and chief financial and accounting officers have furnished the Sections 302 and 906 certifications required by the Securities and Exchange Commission in our joint Annual Report on Form 10-K. In addition, our Chief Executive Officer has certified to the NYSE that he is not aware of any violation by us of NYSE corporate governance listing standards.


PRINCESS


Carnival


Holland America Line


P&O Cruises


The Yachts of Seabourn


CARNIVAL
CORPORATION & PLC


Costa

Carnival Place
3655 N.W. 87th Avenue
Miami, Florida 33178-2428
U.S.A.
www.carnivalcorp.com

Carnival House
5 Gainsford Street
London SE1 2NE
UK
www.carnivalplc.com


CUNARD


WINDSTAR
CRUISES


A
DAS CLUBSCHIFF


P&O
AUSTRALIA


SWAN
HELLENIC


ocean
VILLAGE